As filed with the Securities and Exchange Commission on September 3, 2013

Registration No. 333-189465

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-80

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TERANGA GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English (if applicable))

Canada	1040	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(IRS Employer Identification Number (if applicable))

121 King Street West, Suite 2600, Toronto, Ontario, Canada M5H 3T9, Tel: 416-594-0000

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware  19711

Tel: 302-738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

Mark L. Mandel, Esq.	Donald Belovich, Esq.
Milbank, Tweed, Hadley & McCloy LLP	Stikeman Elliott LLP
One Chase Manhattan Plaza	5300 Commerce Court West, 199 Bay Street
New York, NY 10005	Toronto, ON, Canada M5L 1B9
212-530-5000	416-869-5500

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.                                                         Home Jurisdiction Documents

Offer to Purchase and Circular*

Letter of Acceptance and Transmittal*

Notice of Guaranteed Delivery*

Letter to Shareholders of Oromin Explorations Ltd., dated July 26, 2013**

Notice of Change, Variation and Extension to the Offer to Purchase and Circular**

Revised Letter of Transmittal**

Revised Notice of Guaranteed Delivery**

Oromin Notice of Special Meeting and Management Proxy Circular

Oromin Letter of Transmittal (Proxy Circular)

Item 2.                                                         Informational Legends

See “NOTICE TO OROMIN SHAREHOLDERS IN THE UNITED STATES” in the Offer to Purchase and Circular*. Also see the Notice of Change, Variation and Extension Variation to the Offer to Purchase and Circular** and the Oromin Notice of Special Meeting and Management Proxy Circular.

Item 3.                                                         Incorporation Of Certain Information By Reference

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular* and the list of exhibits included in Part II hereof.   As required by this Item, the Offer to Purchase and Circular*the Notice of Change, Variation and Extension to the Offer to Purchase and Circular**, and the Oromin Notice of Special Meeting and Management Proxy Circular provide that copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Investor & Stakeholder Relations of Teranga Gold Corporation, 121 King Street West, Suite 2600 Toronto, ON, Canada M5H 3T9 at +1 416-594-0000.

Item 4.                                                         List Of Documents Filed With The Commission

See “Documents Filed With the SEC” in the Offer to Purchase and Circular*, the Notice of Change, Variation and Extension to the Offer to Purchase and Circular** and the Oromin Notice of Special Meeting and Management Proxy Circular.

*	Previously filed with the Registration Statement filed with the SEC on June 20, 2013.
**	Previously filed with the Registration Statement filed with the SEC on July 26, 2013.

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This document is important and requires your immediate attention.  If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.  No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of, the Arrangement contained in this document, the securities offered pursuant to such Arrangement or the adequacy of the information contained in this document and it is an offence to claim otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

The offer pursuant to the Arrangement is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Circular in accordance with the disclosure requirements of Canada.  Shareholders should be aware that such requirements are different from those of the United States.  The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of their Oromin Shares and the acquisition of Teranga Shares by them as described herein may have tax consequences both in the United States and in Canada.  Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Teranga exists under the CBCA, that Oromin exists under the BCBCA, and that some or all of their respective officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Teranga and Oromin and said persons may be located outside the United States.

Special Meeting of Shareholders to be held on October 2, 2013

To consider the Proposed Plan of Arrangement involving Oromin Explorations Ltd.

Notice of Special Meeting and Management Proxy Circular

RECOMMENDATION

FOR THE REASONS SET OUT HEREIN, THE BOARD OF DIRECTORS OF

OROMIN EXPLORATIONS LTD. RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

August 30, 2013

Dear Shareholder:

On behalf of the board of directors (the “Board”), we would like to invite you to attend a special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Oromin Explorations Ltd. (“Oromin” or “the Company”), to be held at the Main Boardroom of the offices of Stikeman Elliott LLP at 199 Bay Street, 53rd floor, Toronto, Ontario, on October 2, 2013 at 9:30 a.m., Toronto time, for the purposes set forth in the accompanying notice of meeting (“Notice”), and at any adjournment or postponement thereof.  References to “we”, “us” or “our” are references to Oromin or the Company, as applicable.

The Meeting has been called to provide Shareholders with the opportunity to vote on those matters described in the accompanying Notice and management proxy circular (“Circular”), including approving a court-approved plan of arrangement (the “Arrangement”), to be carried out pursuant to an arrangement agreement (the “Arrangement Agreement”) between the Company and Teranga Gold Corporation (“Teranga”).

Pursuant to an offer made by Teranga, dated June 19, 2013, as varied and extended by a notice of change, variation and extension dated July 26, 2013 (the “Offer”) to acquire all of the issued and outstanding common shares of Oromin (“Common Shares”) not already owned by it, Teranga acquired 81,076,401 Common Shares, representing approximately 59.02% of the outstanding Common Shares (on a non-diluted basis). The Common Shares taken up by Teranga under the Offer, together with the 18,699,500 Common Shares owned by Teranga prior to the expiry of the Offer, represent 99,775,901 Common Shares or approximately 72.63% of the outstanding Common Shares (on a non-diluted basis).

The proposed Arrangement would permit Teranga to acquire all of the Common Shares it does not currently own, with Shareholders (other than any dissenting Shareholders and Teranga) receiving the same consideration of 0.60 of a common share of Teranga (each full share a “Teranga Share”)  for each Common Share, as was offered under the Offer.

After the completion of the Arrangement on the terms set out in the Circular, Teranga expects that the Common Shares will cease to be quoted on the OTC/BB and intends to cause Oromin to be de-listed from the Toronto Stock Exchange and to cease to be a reporting issuer in each jurisdiction of Canada in which it is a reporting issuer. Teranga also intends to take such steps as are necessary to suspend Oromin’s reporting obligations under the U.S. Securities Exchange Act of 1934. It is a condition of the Arrangement that the Teranga Shares issuable pursuant to the Arrangement shall have been approved for listing on the TSX and ASX.

The Arrangement is subject to the approval of the Supreme Court of British Columbia (the “Court”) and satisfaction or waiver of the conditions of closing set out in the Arrangement Agreement, and in particular the approval of the proposed plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “Plan of Arrangement”).  In order to proceed, and in addition to approval by the Court, a special resolution approving the Plan of Arrangement (the “Arrangement Resolution”) must be approved at the Meeting by two-thirds of the votes cast by the Shareholders, present in person or represented by proxy and a majority of the votes cast at the Meeting in person or by proxy by Shareholders in accordance with the minority approval requirements of Multilateral Instrument 61-101 -  Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

Teranga has indicated that it shall vote all Common Shares held by it FOR the Arrangement Resolution. As a result, approval of the Arrangement at the Meeting is assured based on the current number of Common Shares outstanding.

The accompanying Notice and Circular provide a full description of the Arrangement and include certain additional information to assist you in considering how to vote on the Arrangement Resolution.  You are urged to read this information carefully and, if you require assistance, to consult your legal, financial, tax or other professional advisor.

Based upon their own investigations, including their consideration of the fairness opinion of Koger Valuations Inc., the Board has unanimously determined that the Arrangement is fair to the Shareholders (other than Teranga) and is in the best interests of the Company and recommend that the Shareholders vote FOR the Arrangement.

Your vote is important. Accompanying this Circular are several documents requiring your attention. We encourage you to complete, sign, date and return the applicable form of proxy or voting instruction form, in accordance with the instructions set out therein and in the Circular, so that your Common Shares can be voted at the Meeting in accordance with your instructions. In order to be effective, a proxy must be deposited with the Company’s registrar and transfer agent c/o Computershare Investor Services Inc. (“Computershare”), Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1,  at any time before 9:30 a.m., Toronto time, on September 30, 2013, or with the Chairman of the Board on the day of the Meeting, at the Meeting or any adjournment or postponement thereof, before any vote is cast under the proxy’s authority. We also encourage registered Shareholders to complete, sign, date and return the enclosed applicable Letter of Transmittal in accordance with the instructions set out therein and in the accompanying Circular, to the Depositary, Kingsdale, to the address specified in the Letter of Transmittal, in order to receive certificates representing the Teranga Shares you will be entitled to pursuant to the Arrangement. If you have any questions regarding the deposit of your shares to the Arrangement, please contact Kingsdale by toll-free telephone in North America at 1-866-229-8651 or collect call outside North America at +1-416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com

Subject to obtaining the approval of the Shareholders and the Court, and to satisfying certain other conditions, the Arrangement is expected to close on or about October 7, 2013.  We hope that we will have the opportunity to welcome you at the Meeting.

Sincerely,

David Savarie, Secretary

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of shareholders of Oromin Explorations Ltd. (“Oromin” or “the Company”), is to be held at the Main Boardroom of the offices of Stikeman Elliott LLP at 199 Bay Street, 53rd floor, Toronto, Ontario, on October 2, 2013 at 9:30 a.m., Toronto time, for the following purposes:

1.                                      to consider, pursuant to an interim order of the Supreme Court of British Columbia dated August 29, 2013, as the same may be amended (the “Interim Order”), and, if deemed advisable, to pass a special resolution, with or without variation (the “Arrangement Resolution”), the full text of which is set forth in Schedule B to the accompanying management proxy circular (the “Circular”), approving a plan of arrangement (“Plan of Arrangement”) implementing an arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Company and Teranga Gold Corporation as set out in the Plan of Arrangement, all as more particularly described in the Circular;

2.                                      transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

The full text of the Plan of Arrangement and the Interim Order are attached as Schedule A and Schedule C to the Circular, respectively.

Your vote is important. Accompanying this Circular are several documents requiring your attention. We encourage you to complete, sign, date and return the applicable form of proxy or voting instruction form, in accordance with the instructions set out therein and in the Circular, so that your shares can be voted at the Meeting in accordance with your instructions. In the absence of such instructions, the common shares in the capital of the Company (the “Common Shares”) will be voted FOR matters identified in this notice. In order to be effective, a proxy must be deposited with the Company’s registrar and transfer agent c/o Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 at any time before 9:30 a.m., Toronto time, on September 30, 2013, or with the Chairman of the Board on the day of the Meeting, at the Meeting or any adjournment or postponement thereof, before any vote is cast under the proxy’s authority.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice.

The record date for determining the shareholders entitled to receive notice of and vote at the Meeting is the close of business on August 30, 2013 (the “Record Date”). Any holder of Common Shares of record at the close of business on the Record Date will be entitled to vote the Common Shares registered in such shareholder’s name on each matter to be acted upon at the Meeting.

If you are a non-registered or beneficial holder of Common Shares through your broker or through another intermediary, your name will not appear on the list of shareholders of the Company. If you are not a registered shareholder of the Company, in order to vote you must obtain the materials relating to the Meeting from your broker or other intermediary, complete the request for voting instructions sent by the broker or other intermediary, and follow the directions of the broker or other intermediary with respect to voting procedures.

If you are a registered holder of Common Shares, in order to receive the consideration for your Common Shares, you should submit the accompanying letter of transmittal, as applicable, together with the share certificates representing your Common Shares to the Depositary, Kingsdale in accordance with the instructions provided therein.  If you have any questions about depositing your shares, please contact Kingsdale by toll-free telephone in North America at 1-866-229-8651 or collect call outside North America at +1-416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

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Pursuant to the Interim Order, each registered shareholder has been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of such holder’s Common Shares in accordance with Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement. To exercise such right, (a) a written notice of objection to the Arrangement Resolution must be received by the Company, at 2000 — 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, c/o David Savarie, Secretary, to the Company, not later than 5:00 p.m. (Toronto time) on September 30, 2013, or not less than two Business Days immediately preceding the time of any adjournment or postponement of the Meeting, (b) the shareholder must not have voted the applicable Common Shares in favour of or against the Arrangement Resolution, and (c) the shareholder must have otherwise complied with the provisions of of Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement. The right to dissent is described in the Circular and the texts of the Interim Order and Division 2 of Part 8 of the BCBCA are set forth in Schedule C and Schedule D, respectively, to the Circular.

Failure to strictly comply with the requirements set forth in Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

DATED at Toronto, Ontario, August 30, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

David Savarie, Secretary

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FORWARD-LOOKING STATEMENTS

This Circular, and some of the documents incorporated by reference in this Circular, including statements relating to Teranga, contain statements that constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, which may include future-oriented financial information, and are prospective in nature.

Such forward-looking statements include, but are not limited to, statements relating to the results and the potential benefits expected to be achieved from the completion of the transactions contemplated by the proposed Arrangement, stated reasons to accept the Arrangement and strategies for achieving Teranga’s goals generally, the business operations, prospects and financial performance of Teranga and the Company, and the Company’s eventual de-listing from the TSX. The forward-looking information in this Circular is presented for the purpose of providing information about the Company’s current expectations having regard for the plans and proposals relating to the transactions contemplated by the Arrangement, and such information may not be appropriate for other purposes.

Forward-looking statements, which may include future-oriented financial information, may also include statements regarding future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. In this Circular there are words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements, which may include future-oriented financial information, are based on information currently available to the Company, and are based on assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.

However, whether actual results and developments will conform with the expectations and predictions of the Company is subject to a number of risks, assumptions and uncertainties, many of which are beyond the Company’s and Teranga’s control, and the effects of which can be difficult to predict, including, without limitation risks, assumptions and uncertainties related to: the consummation of the Arrangement, including, TSX, ASX approval, Shareholder approval, Court approval, the satisfaction or waiver of the other conditions to complete the transactions contemplated by the Arrangement, and the termination of the Arrangement Agreement; the market value and trading price of the Common Shares and the Teranga Shares; assumptions regarding the value of the Company’s and Teranga’s assets, in particulars Teranga’s interest in the Sabodala Mining Licence and Oromin’s interest in the OJVG; the continued development of the Sabodala Gold Project and OJVG Golouma Gold Project within the timelines anticipated and at anticipated production levels; ability to meet key production and cost estimates; technical operational risks of an operating gold mine; changes in the supply or cost of energy, commodities or other key inputs; fluctuations in stock exchange prices; dependence on key management and qualified operating personnel; inherent dangers and risks of mining; speculative and uncertain nature of mining; illegal mining and related delays, disputes and liability; ability to obtain additional external financing on commercially acceptable terms; ability to continually replace and expand Teranga’s and the OJVG’s reserves and resources; changes in taxation laws, regulations or enforcement; legal proceedings; adequacy of insurance; fluctuations in foreign currency exchange rates; renewal of the Sabodala Mining License in 2022; licensing, permitting and approvals and other regulatory requirements of operating in Senegal; environmental laws and regulations; land reclamation costs; risks associated with joint ventures; challenges to mineral rights or surface rights; ability to identify or complete desirable acquisitions, investments or divestitures, and subsequently integrating such business or asset; political, economic and other risks in Senegal; international disputes and litigation; uncertainties in the interpretation and application of laws and regulations in Senegal; ability to repatriate funds from Senegal or any other foreign country; current global financial conditions and volatility; conflicts of interest; ability to compete successfully with other mining companies; consequences of a mine closure; outbreak of any severe communicable disease in Senegal; compliance with ASX listing rules and corporate law; government approvals; as well as the expected outcome of the Bendon Litigation, and other factors set out in this Circular including those set out under the heading “Risk Factors” herein and the documents incorporated by reference herein.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Circular and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include, but are not limited to; the price of the Teranga Shares issued in connection with the Arrangement may have a lower market value than expected,  the business of the Company and Teranga may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the risk that some or all of the assumptions on which forward-looking statements are based prove to be invalid including the receipt of required approvals, expected outcome of the Bendon Litigation, that the cost of labour, equipment or materials, including power, will increase more than expected; that development and production inputs will become less available than expected; that the price of gold will decline; that mineral reserves or mineral resources are not as estimated; that actual costs or actual results of reclamation activities are greater than expected; that actual grades or recovery rates are lower than expected; the risk of unexpected occurrences that affect development of the OJVG Golouma Gold Project, including failure or disruption to equipment, labour unrest, unexpected variations in ore reserves, grade or recovery rates and the occurrence of accidents and the risks set forth in the Company’s Annual Information Form dated May 28, 2013 which is available under the Company’s profile on SEDAR at www.sedar.com.

All forward-looking statements in this Circular and the documents incorporated by reference herein are expressly qualified by the cautionary statements contained or referred to in this section and in Teranga’s other filings with the Securities Regulatory Authorities. In evaluating any forward-looking statements in this Circular, the Company caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by the forward-looking statements. Unless otherwise required by applicable securities laws, the Company does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this Circular to reflect subsequent information, events, results or circumstances or otherwise.

In addition, please note that statements relating to “reserves” or “resources” are deemed to be forward looking information as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.

ADDITIONAL NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Teranga has filed with the SEC a Registration Statement on Form F-80 that includes the Circular and its related Addenda, and other documents and information.  U.S. INVESTORS AND U.S. SECURITY HOLDERS OF OROMIN ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  U.S. investors and U.S. security holders of Oromin may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Teranga can be obtained free of charge by directing such request to Teranga’s Information Agent, or at Teranga’s website at www.terangagold.com.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES HAS APPROVED OR DISAPPROVED OF THE ARRANGEMENT OR PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

INFORMATION CONTAINED IN THIS CIRCULAR

The information concerning Teranga contained in or incorporated by reference into this Circular has been taken from, or is based upon, publicly available documents and records on file with the Canadian securities regulatory authorities, and other public sources. Although the Corporation has no knowledge that would indicate that any statements contained herein or therein relating to Teranga taken from or based upon such documents, records and sources are untrue or incomplete, the Company does not assume any responsibility for the accuracy or completeness of the information relating to Teranga taken from or based upon such documents, records and sources, or for any failure by Teranga to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Company.

No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or to be considered to have been authorized by the Company or Teranga.

This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such a solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation.

Shareholders should not construe the contents of this Circular as legal or financial advice and should consult with their own professional advisors in considering the relevant legal or financial and other matters contained in this Circular.

REPORTING CURRENCY

On August 29, 2013, the date immediately preceding the date of this Circular, the Canadian dollar / U.S. dollar and Canadian dollar/ Australian dollar noon rates of exchange as reported by the Bank of Canada were CDN$1 = US$0.95 and CDN$1 = AUS$1.0647, respectively.  Shareholders are urged to obtain a current market quotation for the above exchange rates.  All dollar amounts and references to $ are to Canadian dollars, references to US$ are to United States dollars, and references to AUS$ are to Australian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with the Securities Regulatory Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Investor and Stakeholder Relations of Teranga at 121 King Street West, Suite 2600, Toronto, ON, Canada M5H 3T9 (telephone: 416-594-0000) and are also available on SEDAR at www.sedar.com.

The following documents of Teranga have been filed with the Securities Regulatory Authorities, and are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)                                 the Offer to Purchase and Circular (including the documents specifically incorporated by reference therein);

(b)                                 the unaudited interim condensed consolidated financial statements of Teranga, dated August 6, 2013, for the three and six months ended June 30, 2013;

(c)                                  the management’s discussion and analysis of financial condition and results of operations of Teranga, dated August 6, 2013, for the three and six months ended June 30, 2013;

(d)                                 the amended and restated management information circular of Teranga, dated June 21, 2013, in respect of the annual general and special meeting of the shareholders of Teranga held on July 18, 2013; and

(e)                                  the material change report of Teranga dated August 7, 2013 regarding Teranga’s take up and payment for the Common Shares tendered to the Offer.

All documents of the type referred to in the preceding paragraph (excluding confidential material change reports) that are required to be filed by Teranga with the Securities Regulatory Authorities after the date of this Circular and prior to the Meeting, shall be deemed to be incorporated by reference into and form an integral part of this Circular. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to Teranga and Shareholders should review all information contained in this Circular and the documents incorporated by reference before making a decision on whether to approve the Arrangement Resolution.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Circular.

The Company has not authorized any other person to provide you with information different from that contained in this Circular. Information on any website maintained Teranga or the Company does not constitute a part of this Circular.

SUMMARY

The following summarizes certain material information contained elsewhere in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the documents incorporated by reference herein. You are urged to carefully read this entire Circular and the documents incorporated by reference in this Circular. All capitalized terms used in this Circular but not otherwise defined herein have the meaning set forth under “Glossary of Terms”.

The Meeting

This Meeting is to be held at the Main Boardroom of the offices of Stikeman Elliott LLP at 199 Bay Street, 53rd floor, Toronto, Ontario M5L 1B9, on October 2, 2013 at 9:30 a.m., Toronto time.  The Board has fixed August 30, 2013 as the Record Date.  Only holders of Common Shares at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

The Arrangement

Shareholders will be asked to consider and, if thought fit, approve the special resolution attached at Schedule B to this Circular, approving the acquisition by Teranga of all of the Common Shares that it does not already own in consideration for 0.60 of a Teranga Share for each Common Share held, such consideration being the exact same consideration that was offered under the Offer. Upon completion of the Arrangement, the Company will become a wholly-owned subsidiary of Teranga.

Pro Forma Consolidated Capitalization Table

The following table sets forth the pro forma consolidated capitalization of Teranga as at June 30, 2013, before and after the completion of the Arrangement.  This table was compiled from consolidated capitalization tables of Teranga as at June 30, 2013 and Oromin as at May 31, 2013, its most recently completed quarter end.  This table should be read in conjunction with the unaudited interim consolidated condensed financial statements of Teranga for the three and six months ended June 30, 2013, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

(in US$000’s, unless otherwise stated)	Teranga As at June 30, 2013 Before Giving Effect to the Arrangement	Oromin(1) As at May 31, 2013	Pro Forma Adjustments	Teranga As at June 30, 2013 After Giving Effect to the Arrangement
Cash(2)	$44,474	$693	$(11,033)	$34,134
Long-Term Debt(2)	$82,461	$2,553	$(2,553)	$82,461
Shareholders’ Equity(3)	$423,235	$74,286	$(38,069)	$459,452
Teranga Shares Issued (000’s) (4)	245,618	N/A	71,201	316,819

Notes:

(1)               The unaudited consolidated statement of financial position of Oromin has been translated from Canadian dollars (“C$”) using a USD:C$ rate of 0.9531.

(2)               Cash includes cash and cash equivalents.  The pro forma adjustments related to cash and long-term debt reflects the impact of change of control provisions.  The first reflects the repayment of Oromin’s loan to Sprott Resource Lending Partnership of $2,859, which is fully repayable upon a change of control, and is presented net of $306 of unamortized financing costs on Oromin’s statement of financial position. The second adjustment includes $2,174 related to change in control payments to consultants, senior officers and directors of Oromin. As well, the pro forma adjustment for cash reflects additional transaction costs of $6,000 in addition to $1,313 already paid by Teranga as at June 30, 2013.

(3)               The pro forma adjustments reflect the elimination of Oromin’s total shareholders’ equity of $74,286, additional expenses related to transaction costs of $4,500, and $40,717 to record the acquisition of all of Oromin shares.

(4)               The number of Teranga Shares issued after giving effect to the arrangement does not account for the exercise of Dissent Rights and rounding down of fractional Teranga Shares pursuant to the Arrangement.

Required Shareholder Approvals

To be effective the Arrangement Resolution must be approved by not less than: (i) two-thirds (66 2/3%) of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting; and (ii) a majority of the votes cast by “minority” holders of Common Shares as such term is defined in MI 61-101.  For the purposes of the approval by “minority” Shareholders, Teranga is permitted to vote all of the Common Shares it acquired pursuant to the Offer. Teranga has advised Oromin that all 81,076,401 of the Common Shares acquired by it pursuant to the Offer, representing approximately 68.32% of the “minority” Common Shares (on a non-diluted basis), will be voted in favour of the Arrangement Resolution. In addition to the Common Shares acquired pursuant to the Offer, Teranga owns a further 18,699,500 Common Shares, and as a result Teranga owns a total of 99,775,901 Common Shares, representing approximately 72.63% of the issued and outstanding Common Shares (on a non-diluted basis). Accordingly, Teranga has a sufficient number of Common Shares to enable each of the foregoing approvals to be obtained.

The Board and management of the Company believe that the proposed Arrangement is in the best interests of the Company and, accordingly, unanimously recommend based on the considerations set out below that Shareholders vote FOR the Arrangement Resolution. Unless specified in the form of proxy that the Common Shares represented shall be voted otherwise, the persons designated in the form of proxy intend to vote FOR the Arrangement Resolution.  See “The Arrangement — Required Shareholder Approvals”.

Reasons for the Arrangement

In reaching its decision to approve the Arrangement, the New Oromin Board determined that the Arrangement was in the best interests of the Company because (among other things) of the following reasons:

•                                          In connection with the Offer, Teranga disclosed that in the event the Compulsory Acquisition was not available, it intended to cause one or more special meetings of Shareholders to be called to consider a Subsequent Acquisition Transaction, and included a general discussion of the potential Canadian and US income tax consequences to a Shareholder who disposed of Common Shares pursuant to such a Subsequent Acquisition Transaction. The Arrangement is the Subsequent Acquisition Transaction referred to in the Offer to Purchase and Circular;

•                                          In exchange for among other the things, the increased consideration under the Offer, Teranga and Oromin agreed under the Support Agreement that, if Teranga takes up and pays for Common Shares pursuant to the Offer, Oromin would use reasonable commercial efforts to cause and to enable Teranga to, acquire the balance of the Common Shares, directly or indirectly, as soon as practicable after completion of the Offer, by way of Compulsory Acquisition or to the extent permitted by applicable Law, Subsequent Acquisition Transaction. Under the Support Agreement, any Compulsory Acquisition or Subsequent Acquisition Transaction was required to provide for consideration per Common Share that is the same exchange ratio and is in the same form as the consideration per Common Share offered under the Offer;

•                                          The Fairness Opinion received from Koger that the consideration to be paid to the Shareholders (other than Teranga) pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Teranga), and the factors relied on by Koger in reaching its opinion;

•                                          the consideration offered per Common Share payable under the Arrangement is equal in value (for the purposes of MI 61-101) and in the same form to the consideration per Common Share under the Offer;

•                                          the terms of the Arrangement permit Shareholders to receive Teranga Shares and thereby indirectly participate in the development of the combined entity’s business and prospects through their ownership of Teranga Shares;

•                                          Teranga has a sufficient number of Common Shares to requisition a meeting of Shareholders under the BCBCA to consider a Subsequent Acquisition Transaction;

•                                          Teranga has a sufficient number of Common Shares to pass the Arrangement Resolution; and

•                                          while the Common Shares are publicly traded, trading liquidity is limited and the Arrangement thus represents an opportunity for Shareholders, other than Teranga, to obtain greater liquidity through Teranga Shares.

Court Approval

The Arrangement requires Court approval under the BCBCA.  The court proceeding necessary to obtain that approval was commenced on August 29, 2013 by Notice of Petition to the Court.  On August 29, 2013, prior to the mailing of this Circular, the Interim Order was granted providing for the calling and holding of the Meeting and other certain procedural matters.  A copy of the Interim Order is attached as Schedule C to this Circular.

Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on October 4, 2013 at 9:45 a.m. (Vancouver time) at the Court at 800 Smithe Street, Vancouver, British Columbia.  A copy of the Notice of Petition for the Final Order is attached as Schedule E to this Circular.  See “Principal Legal Matters — Court Approval of the Arrangement”.

Closing Conditions and Termination

Certain conditions to the closing of the Arrangement are set out in the Arrangement Agreement.  Assuming that the conditions to the closing of the Arrangement are satisfied or waived, the Arrangement is expected to be implemented on or about October 7, 2013.  See “The Arrangement — The Arrangement Agreement”.

Dissent Rights

The Interim Order provides that each registered Shareholder will have Dissent Rights and, if the Arrangement becomes effective, to have his, her or its Common Shares redeemed and subsequently cancelled by the Company in exchange for consideration equal to the fair value of his, her or its Common Shares immediately before the Arrangement Resolution was adopted. In order to validly dissent, any such registered Shareholder must not vote any Common Shares in respect of which Dissent Rights have been exercised in favour of or against the Arrangement Resolution, must provide the Company with written objection to the Arrangement by 5:00 p.m. (Toronto time) on September 30, 2013, or not less than two Business Days immediately preceding the time of any adjourned or postponed Meeting, and must otherwise comply with the dissent procedures provided in Division 2 of Part 8 of the BCBCA.  A non-registered Shareholder who wishes to exercise Dissent Rights must arrange for the registered Shareholder holding his, her or its Common Shares to deliver the Dissent Notice.  The written notice of objection must be received by the Company at 2000 — 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, c/o David Savarie, Secretary of the Company.  See “Dissent Rights”.

Comparison of Shareholders’ Rights

There are differences between the rights of Shareholders under the BCBCA and the rights of shareholders under the CBCA. See Section 17 “Comparison of CBCA and BCBCA” of the “Circular” in the Offer to Purchase and Circular, which in incorporated by reference herein.

Certain Canadian Federal Income Tax Considerations

In general, the exchange of Common Shares for Teranga Shares under the Arrangement will not give rise to a capital gain (or capital loss) to a Resident Shareholder unless such holder elects to report such capital gain or capital loss in its income tax return for the year in which the exchange occurs. Except where a particular Resident Shareholder chooses to recognize a capital gain (or capital loss) on the exchange of Common Shares for Teranga Shares, Resident Shareholders will be deemed to have disposed of their Common Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and to have acquired their Teranga Shares at a cost equal to that same amount.

A Resident Shareholder may choose to recognize a capital gain (or capital loss) on the exchange of Common Shares for Teranga Shares by including the capital gain (or capital loss) in such Resident Shareholder’s tax return for the taxation year in which the exchange occurs. In those circumstances, the Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Teranga Shares received on the exchange (as at the time of the exchange) exceeds (or is exceeded by) the sum of the adjusted cost base of the Common Shares exchanged therefor and any reasonable costs associated with the disposition and will acquire the Teranga Shares at a cost equal to their fair market value at the time of the exchange.

A Non-Resident Shareholder who disposes of Common Shares under the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the exchange unless (i) the shares disposed of are “taxable Canadian property” of the Non-Resident Shareholder at the time of the exchange, and (ii) the Non-Resident Shareholder is not exempt from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty.  In the event that a Non-Resident Shareholder’s Common Shares are, or are deemed to be, “taxable Canadian property” and such Non-Resident Shareholder is not entitled to an exemption from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty, the disposition thereof will generally be subject to the same treatment as described above with respect to Resident Shareholders.

The foregoing is only a brief summary of Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in the Circular.  Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Common Shares pursuant under the Arrangement.

Certain U.S. Federal Income Tax Considerations

The U.S. federal income tax consequences to a U.S. Holder (as defined in “Certain U.S. Federal Income Tax Considerations”) that receives Teranga Shares in exchange for Common Shares pursuant to the Arrangement will depend on whether the exchange of shares pursuant to the Arrangement is part of a reorganization within the meaning of Section 368(a) of the Code.  If a U.S. Holder receives solely Teranga Shares in exchange for Common Shares in a transaction that is part of a reorganization, such holder will generally not recognize any gain or loss on the exchange.  In such a case, the U.S. Holder’s basis in the Teranga Shares received would generally be equal to the basis in such holder’s Common Shares.

If a U.S. Holder receives Teranga Shares in exchange for Common Shares in a transaction that is not part of a reorganization within the meaning of Section 368(a) of the Code, such exchange will be a taxable exchange for U.S. federal income tax purposes, and such a holder would be required to recognize gain or loss equal to the difference between the fair market value of the Teranga Shares received pursuant to the exchange and such holder’s basis in its Common Shares.

The foregoing is only a brief summary of U.S. federal income tax consequences and is qualified by the more detailed general description of U.S. federal income tax considerations under “Certain U.S. Federal Income Tax Considerations”.  Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a receipt of Teranga Shares in exchange for Common Shares.

Risks Relating to the Arrangement

The risk factors set out under the heading “Risk Factors” in this Circular should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution.

GLOSSARY OF TERMS

The following glossary of terms used in this Circular, but not including the Schedules, is provided for ease of reference:

“Amalco” has the meaning ascribed thereto in Section 2.3(d) of the Plan of Arrangement;

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Teranga, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement between the Company and Teranga dated August 27, 2013, as amended August 29, 2013;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to this Circular;

“ASX” means the Australian Securities Exchange;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

“Bendon” means Bendon International Limited, a corporation incorporated under the laws of the British Virgin Islands;

“Bendon Litigation” means any litigation of any kind whatsoever commenced by Bendon against Oromin or its entities (including Sabodala Holding Limited) and/or Teranga, including the statement of claim of Bendon filed with the Ontario Superior Court of Justice on June 13, 2013 naming Oromin, Sabodala Holding Limited and Teranga as defendants;

“Beneficial Shareholder” has the meaning ascribed thereto under the heading “Appointment and Revocation of Proxies — Beneficial Shareholders” in this Circular;

“Board” or “Board of Directors” means the board of directors of the Company;

“Broadridge” means Broadridge Investor Communication Solutions, Inc.;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in the City of Toronto, Canada or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“Circular” means this management proxy circular, including all schedules and exhibits thereto and any amendments or supplements thereto;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Oromin Explorations Ltd. (see also “Oromin” and references to “we”, “us” or “our” are references to Oromin or the Company);

“Company Options” means the outstanding options to purchase Common Shares granted under the Company Stock Option Plan;

“Company Stock Option Plan” means the stock option plan of the Company, dated as of July 14, 2009, as amended March 1, 2011;

“Compulsory Acquisition “ has the meaning ascribed thereto in Section 12 of the “Circular” included in the Offer to Purchase and Circular, “Acquisition of Oromin Shares not Deposited — Compulsory Acquisition”;

“Computershare” means Computershare Investor Services Inc.;

“Convertible Securities” means any securities of the Company that are convertible into or exchangeable or exercisable for, or existing rights to acquire, Common Shares, including any right to purchase Common Shares granted under the Option Plan or pursuant to any other arrangement;

“Court” means the Supreme Court of British Columbia;

“Demerger” means a demerger transaction occurring on November 23, 2010 pursuant to which Teranga acquired the Sabodala gold project and certain exploration properties from Mineral Deposits Limited;

“Depositary” or “Kingsdale” means Kingsdale Shareholder Services Inc.;

“Dissent Notice” means a written objection to the Arrangement Resolution received from registered Shareholders who wish to exercise their Dissent Right in respect of the Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholders” means a registered holder of Common Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such holder;

“Effective Date” the date agreed to by the Company and Teranga in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, and the Company and Teranga shall execute a certificate confirming the Effective Date;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Teranga and the Company agree to in writing before the Effective Date;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Fairness Opinion” means the fairness opinion of Koger Valuations Inc., dated August 27, 2013, a copy of which is attached as Schedule F to this Circular;

“Final Order” means the final order of the Court in a form acceptable to the Company and Teranga, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Teranga, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Teranga, each acting reasonably) on appeal;

“Former Oromin Board” has the meaning ascribed thereto under the heading “Special Meeting Matters — Background to the Arrangement” in this Circular;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any self-regulatory authority or any stock exchange, or (d) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Improved Teranga Offer” has the meaning ascribed thereto under the heading “Special Meeting Matters — Background to the Arrangement” in this Circular;

“Initial Circular” has the meaning ascribed thereto under the heading “Special Meeting Matters — Background to the Arrangement” in this Circular;

“Interim Order” means the interim order of the Court in respect of the Arrangement dated August 29, 2013, a copy of which is attached as Schedule C to this Circular providing for, among other things, the calling and holding of the Meeting;

“Intermediary” has the meaning ascribed thereto under the heading “Appointment and Revocation of Proxies — Beneficial Shareholders” in this Circular;

“IPO Transaction” means the initial public offering of Teranga together with the Demerger;

“IRS” means the U.S. Internal Revenue Service;

“Koger” means Koger Valuations Inc.;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement, as may be varied or amended as approved by Teranga;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Lock-Up Agreements” means the lock-up agreements between Teranga and each of the Locked-Up Shareholders, as amended from time to time, pursuant to which each of the Locked-Up Shareholders agreed to validly and irrevocably tender their Common Shares in valid acceptance of the Offer;

“Locked-Up Shareholders” means, collectively, those Shareholders that entered into the Lock-Up Agreements;

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular;

“Meeting Materials” has the meaning ascribed thereto under the heading “Appointment and Revocation of Proxies — Beneficial Shareholders” in this Circular;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“New Oromin Board” has the meaning ascribed thereto under the heading “Special Meeting Matters — Background to the Arrangement” in this Circular;

“NewCo” means 0978876 B.C. Ltd., a wholly owned subsidiary of Oromin incorporated under the BCBCA;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, as amended from time to time;

“NOBOs” has the meaning ascribed thereto under the heading “Appointment and Revocation of Proxies — Beneficial Shareholders” in this Circular;

“Non-U.S. Holder” has the meaning ascribed thereto under the heading “Tax Considerations — Certain U.S. Federal Income Tax Considerations” in this Circular;

“Notice of Petition” means the notice filed with the Court for the Final Order attached as Schedule E to this Circular;

“OBOs” has the meaning ascribed thereto under the heading “Appointment and Revocation of Proxies — Beneficial Shareholders” in this Circular;

“Offer” means the offer by Teranga to acquire all of the issued and outstanding Common Shares that it did not already own, pursuant to the terms and subject to the conditions set out in the Offer to Purchase and Circular;

“Offer to Purchase and Circular” means Teranga’s offer to purchase and circular relating to the Offer dated June 19, 2013, as varied and extended by a notice of change, variation and extension dated July 26, 2013;

“OJVG” has the meaning ascribed thereto under the heading “Special Meeting Matters — Background to the Arrangement” in this Circular;

“OJVG 43-101 Report” means the NI 43-101 technical report entitled OJVG Golouma Gold Project Updated Feasibility Study Technical Report with an effective date of January 30, 2013, prepared for OJVG and dated March 15, 2013;

“OJVG Golouma Gold Project” means the OJVG’s Golouma Gold Project as described in the OJVG 43-101 Report;

“Oromin” means Oromin Explorations Ltd., a company existing under the BCBCA (see also “Company” and references to “we”, “us” or “our” are references to Oromin or the Company);

“Oromin Option” means an option to purchase Common Shares granted under the Stock Option Plan;

“OTC/BB” means the Over the Counter Bulletin Board;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form attached as Schedule A to the Arrangement Agreement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of the Company and Teranga, each acting reasonably);

“Record Date” means the record date for the Meeting, which is the close of business on August 30, 2013;

“Required Approval” has the meaning given to it in the Arrangement Agreement;

“Roll-over Stock Option Agreements” means the stock option roll-over stock agreements dated August 6, 2013 entered into between Teranga and Company Options holders;

“Sabodala Holding Limited” means Sabodala Holding Limited, a corporation incorporated under the laws of the British Virgin Islands, a direct wholly-owned subsidiary of Oromin;

“Sabodala Mining License” means Teranga’s Sabodala mining concession, which was awarded by a Presidential Decree of the Government of Senegal signed April 30, 2007, as amended and supplemented, relating to certain rights and obligations of SGO to operate the Sabodala gold mine located in south eastern Senegal, West Africa, and covering an area of approximately 33km(2);

“SEC” means United States Securities and Exchange Commission;

“Securities Regulatory Authorities” means the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SGO” means Sabodala Gold Operations SA, a Senegalese company which is 90% owned by a subsidiary of Teranga, with the remaining 10% owned by the Republic of Senegal;

“Shareholders” mean the holders of Common Shares;

“Special Committee” means an independent committee of the Former Oromin Board;

“Stock Option Plan” means the current stock option plan of the Company, dated as of July 14, 2009, as amended March 1, 2011;

“Stock Option Roll-Over Agreements” means the stock option roll-over agreements entered into between holders of Options and Teranga, as contemplated by the Support Agreement;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 12 of the “Circular” included in the Offer to Purchase and Circular, “Acquisition of Oromin Shares not Deposited — Subsequent Acquisition Transaction”;

“Support Agreement” means the support agreement between Teranga and Oromin dated July 22, 2013;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“Teranga” means Teranga Gold Corporation, a company existing under the CBCA;

“Teranga Board” means the board of directors of Teranga;

“Teranga Replacement Option” means a stock option to acquire Teranga Shares pursuant to the Teranga Stock Option Plan;

“Teranga Shares” means the common shares in the capital of Teranga;

“Teranga Stock Option Plan” means the Incentive Stock Option Plan of Teranga dated November 26, 2010;

“Thomson Reuters” means Thomson Reuters Corporation;

“Transfer Agent” means Computershare;

“TSX” means the Toronto Stock Exchange;

“U.S. Holder” has the meaning ascribed thereto under the heading “Tax Considerations — Certain U.S. Federal Income Tax Considerations” in this Circular;

“U.S. Securities Act” means the Securities Act of 1933, as amended; and

“VIF” means a request for voting instructions.

THE MEETING

This Circular is furnished in connection with the solicitation by the management of Oromin of proxies to be voted at the Meeting, to be held at the Main Boardroom of the offices of Stikeman Elliott LLP at 199 Bay Street, 53rd floor, Toronto, Ontario, M5L 1B9, on October 2, 2013 at 9:30 a.m., Toronto time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment or postponement thereof. Except as otherwise stated, the information contained herein is given as at August 30, 2013.

SOLICITATION OF PROXIES

Cormark Securities (USA) Limited, a United States licensed broker dealer affiliated with Cormark Securities Inc., has been retained to act as soliciting agent to provide information to Shareholders in each state in which it is a licensed broker dealer in connection with the Arrangement. Cormark Securities (USA) Limited, in its capacity as United States soliciting agent, will receive reasonable and customary compensation from Teranga for services in connection with the Arrangement and will be reimbursed for certain out-of-pocket expenses. Cormark Securities (USA) Limited can be contacted at Suite 2800, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J2 (Attention: Jeff Kennedy) or by telephone at 1-800-461-2275 or 416-943-6405, by email at jkennedy@cormark.com, or by facsimile at 416-943-6496. Shareholders in other U.S. states may contact the Information Agent for assistance.  In other instances, the solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company.  The Company will bear the cost of this solicitation.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Shareholders

Registered Shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered Shareholders should deliver their completed proxies to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (by mail, telephone or internet according to the instructions on the proxy) no later than 9:30 a.m. (Toronto Time) on September 30, 2013 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.

The persons named in the proxy are directors of the Company and are proxyholders nominated by management.  A Shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the Shareholder at the Meeting.  To exercise this right, a Shareholder must insert the name of its nominee in the blank space provided on the enclosed proxy. A person appointed as a proxyholder need not be a shareholder of the Company.

A registered Shareholder may revoke a proxy by:

(a)                                 signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)                                 signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the Company at 2000 — 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)                                  attending the Meeting or any adjournment thereof and registering with the scrutineer as a Shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)                                 in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as many Shareholders do not hold their Common Shares in the Company in their own name.  Shareholders holding their Common Shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such Shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders appearing on the records maintained by the Company’s transfer agent as registered Shareholders will be recognized and allowed to vote at the Meeting.  If a Shareholder’s Common Shares are listed in an account statement provided to the Shareholder by a broker, in all likelihood those Common Shares are not registered in the Shareholder’s name and that Shareholder is a Beneficial Shareholder.  Such Common Shares are most likely registered in the name of the Shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for the Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada the vast majority of such Common Shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of NI 54-101, the Company has elected to send the notice of meeting, this Circular and a VIF, instead of a proxy (the notice of Meeting, Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs and the Company will be paying the costs associated with this.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered Shareholder) how to vote the Beneficial Shareholder’s Common Shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Common Shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote Common Shares directly at the Meeting — Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered Shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Circular and the accompanying instrument of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

The Company is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting.

VOTING OF PROXIES

If a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for. In the absence of such instructions, such Common Shares will be voted FOR the Arrangement Resolution;

If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a Shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at August 30, 2013, 137,368,218 Common Shares were issued and outstanding, each such share entitling the holder thereof to one vote.

To the knowledge of the directors and executive officers of the Company, as at August 30, 2013, no Person beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding voting Common Shares, except as follows:

Name	Number of Common Shares Owned, Controlled or Directed	Percentage of Class
Teranga Gold Corporation	99,775,901	72.63%

 INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, to the knowledge of the Company, no individual who has been a director or officer of the Company since the Company’s most recently completed financial year, as the case may be, or any associate or affiliate of any of the foregoing Persons, has any material interest in any proposed matter.  Each of the directors and senior officers of the Company prior to the expiry of the Offer deposited all of their Common Shares, if any, under the Offer pursuant to the Lock-up Agreements entered into in connection with the Support Agreement and are currently shareholders of Teranga, and continue to be employed by the Company.

SPECIAL MEETING MATTERS

ARRANGEMENT MECHANICS

Letter of Transmittal

Included with this Circular, in the case of registered Shareholders, is the Letter of Transmittal.  In order to receive the consideration for their Common Shares, registered Shareholders must complete and sign the Letter of Transmittal and deliver it, together with certificates representing their Common Shares and the other required documents, to the Depositary in accordance with the instructions contained in the Letter of Transmittal.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Common Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement among the depositing Shareholder, the Company and Teranga upon the terms and subject to the conditions of the Plan of Arrangement.

Copies of the Letter of Transmittal may be obtained by contacting the Depositary.  The Letter of Transmittal will also be available on SEDAR at www.sedar.com under the Company’s profile.

The Company and Teranga reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholder.  The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholder.  The Company and Teranga reserve the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement.  The method used to deliver the Letter of Transmittal and any accompanying certificates representing the Common Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary.  The Company recommends that the necessary document be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Any Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing their Common Shares and should follow the instructions of such nominee in order to deposit their Common Shares.

Exchange of Common Share Certificates

Following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged under the Agreement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the former holder of such surrendered certificate will be entitled to receive in exchange therefor, the Teranga Shares which such Shareholder has the right to receive under the Arrangement for such Common Shares, and any certificate so surrendered will forthwith be cancelled.

As soon as practicable following the later of the Effective Date and the date of deposit by a former holder with the Depositary of a duly completed Letter of Transmittal and the certificates representing Common Shares or other documentation as provided in the Letter of Transmittal, Teranga shall cause the Depositary to:

(a)                                 forward or cause to be forwarded by first class mail (postage prepaid) to the Shareholder at the address specified in the Letter of Transmittal; or

(b)                                 if the Letter of Transmittal does not contain an address as described in (a) above, forward or cause to be forwarded by mail (postage prepaid) to the Shareholder, forward or cause to be forwarded at the address of such holder as shown on the share register maintained by the Company as at the Effective Time, a certificate(s) representing the number of Teranga Shares issuable to such Shareholder as determined in accordance with the provisions of the Plan of Arrangement to which such Shareholder is entitled to, if any, as determined in accordance with the provisions of the Plan of Arrangement.

No Shareholder shall be entitled to receive any consideration with respect to the deposited Common Shares other than the certificate(s) representing the Teranga Shares to which such Shareholder is entitled as determined in accordance with the provisions of the Plan of Arrangement.

If you are a beneficial holder of Common Shares, please contact your broker or other Intermediary to instruct them to deposit your Common Shares to the Arrangement.  Your broker should do so prior to the date of the Meeting in order to receive your entitlement as soon as possible after closing of the Arrangement.

If you have any questions relating to the deposit of your Common Shares to the Arrangement, please contact the Depositary or Transfer Agent.

Lost Certificates

If any certificate representing Common Shares has been lost, stolen or destroyed, the registered holder of such Common Shares should complete the Letter of Transmittal as fully as possible and forward it, together with an affidavit regarding the loss, theft or destruction, to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which will include a bonding requirement) for payment of the consideration in accordance with the Arrangement. Further details are set out in the Letter of Transmittal. As a condition precedent to the delivery of the consideration in exchange for Common Shares represented by certificates which have been lost, stolen or destroyed, the registered holder thereof will be required to indemnify the Company, Teranga and the Depositary against any claim that may be made against the Company or Teranga with respect to such lost, stolen or destroyed certificate.

Cancellation of Rights after Six Years

Any certificate which immediately before the Effective Date represented Common Shares and which has not been duly surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Company, Teranga or the Depositary. On such date, all Teranga Shares to which the former holder of such certificates was entitled shall be deemed to have been surrendered to Teranga. Accordingly, persons who deposit certificates for Teranga Shares after the sixth anniversary of the Effective Date will not receive Teranga Shares, will not own any interest in Teranga, and will not be paid any cash or other compensation.

BACKGROUND TO THE ARRANGEMENT

For the purposes of this section of the Circular, the Company refers to the Board as it was constituted prior to August 7, 2013 as the “Former Oromin Board” and to the Board as it was constituted on and after August 7, 2013 is referred to as the “New Oromin Board”.

The proposed Arrangement represents the second step in the acquisition of the Company by Teranga. On June 3, 2013, Teranga publicly announced its intention to launch the Offer. At such time, the Offer provided for consideration of 0.582 of a Teranga Share per Common Share.

On June 19, 2013, prior to the formal commencement of the Offer, the Former Oromin Board met with its financial and legal advisors to review and discuss the proposed Offer, consider the circumstances and prospects of the Company in light of the proposed Offer and receive advice regarding the Former Oromin Board’s fiduciary duties.  At this time, the Former Oromin Board was also advised of potentially interested parties. This was followed by a meeting of the Special Committee at which it appointed its financial advisor and legal advisor.  The Special Committee also reviewed its mandate and received advice regarding its fiduciary duties.

On June 19, 2013, the Offer was formally commenced and the Offer to Purchase and Circular dated June 19, 2013 was filed that day with the Securities Regulatory Authorities.

On June 20, 2013, the Company announced that it was reviewing the Offer and had constituted the Special Committee which appointed its financial and legal advisors.

On June 21, 2013, the Former Oromin Board received an update on the status of interested parties. The Former Oromin Board was advised that a number of interested third parties had entered into confidentiality agreements and had been provided with access to an electronic data room for the purposes of undertaking due diligence. In addition, the Former Oromin Board was advised that arrangements had been made, or were being made, for site visits and management presentations.

On June 21, 2013 and on June 24, 2013, the Special Committee met with its legal and financial advisors to further evaluate and discuss the Offer and to further discuss the status of interested parties.

On June 25, 2013, the Former Oromin Board received a report from the Special Committee and met with its legal and financial advisors to further evaluate and discuss the Offer and to further discuss the status of interested parties.

On June 26, 2013, the Chair of the Special Committee and management of the Company met with Bendon to discuss alternatives regarding a potential transaction involving OJVG. Bendon reiterated its opposition to the Offer.

On June 26, 2013 and June 27, 2013, the Special Committee met with its legal and financial advisors to further discuss the Offer and alternative transactions, and to be updated on the meeting between the Chair of the Special Committee, management of the Company and Bendon.

On June 28, 2013 and July 2, 2013, the Special Committee met with its legal and financial advisors to review a draft of the Initial Circular (as defined below) and to discuss strategic matters. A meeting of the Former Oromin Board was also held on July 2, 2013 at which the Former Oromin Board received an update from the Special Committee and reviewed a draft of the Initial Circular.

On July 3, 2013, the Special Committee was advised that additional confidentiality agreements had been entered into with interested parties.

On July 3, 2013, the Former Oromin Board approved a directors’ circular the (“Initial Circular”), dated July 3, 2013, which contained to recommendation of the Former Oromin Board with respect to the Offer, and on July 4, 2013, the Initial Circular was mailed to Shareholders.

On July 4, 2013, following the mailing of the Initial Circular, the Company’s financial advisors, at the direction of the Special Committee, engaged with Teranga’s financial advisors to communicate the Special Committee’s aim to enter into discussions with Teranga to seek an improved offer.

On July 5, 2013, Mr. Idziszek, then the Chief Executive Officer of the Company, at the direction of the Special Committee, and Mr. Young and Mr. Hill of Teranga spoke by telephone to discuss the possibility of Teranga making an improved offer. No agreement on terms was reached at this meeting.

During the week of July 9, 2013, at the direction of the Special Committee, its financial and legal advisors once again attempted to engage Bendon, through its financial and legal advisors, with the aim of negotiating an improved offer from Teranga for OJVG. Bendon declined to enter into discussions with Teranga.

On the morning of July 18, 2013, the Former Oromin Board were advised by its financial advisors that Teranga were interested in discussing terms for a supported transaction, including a potential increase in consideration and amendments to the offer conditions. That day, the Special Committee met to consider the terms and conditions of a proposed transaction as discussed with Teranga. The Special Committee authorized its financial and legal advisors and Mr. Idziszek to negotiate further improvements to the Teranga proposal. Later that day, the Special Committee updated the Former Oromin Board. A revised proposal was sent to Teranga for consideration.

On July 19, 2013, at the direction of the Special Committee, Mr. Idziszek spoke with Mr. Young and Mr. Hill of Teranga to discuss the Company’s requested changes to the Teranga proposal. Further discussions ensued between the Special Committee’s financial and legal advisors and the financial and legal advisors of Teranga. The Special Committee, after discussions with its financial and legal advisors then met to consider Teranga’s further revised proposal. After evaluating the further revised proposal, the Special Committee, through its legal and financial advisors, advised Teranga of their acceptance of the proposal, subject to the negotiation of a satisfactory support agreement. The Special Committee then instructed its legal advisors to negotiate the terms of the Support Agreement and Lock-Up Agreements.

From July 19, 2013 to July 22, 2013, legal advisors to Oromin and Teranga negotiated the Support Agreement and Lock-Up Agreements. Late in the day on July 22, 2013, the Special Committee met to consider the Support Agreement.

At the July 22, 2013 meeting, the Special Committee received a verbal opinion (which was subsequently confirmed in writing) from RBC Capital Markets to the effect that, based upon and subject to the assumptions, limitations and qualifications to be set forth in the written opinion subsequently to be delivered by it, as of the date of such opinion, the revised consideration of 0.60 of a Teranga Share per Common Share to be received by Shareholders under Teranga’s revised Offer (the “Improved Teranga Offer”) is fair, from a financial point of view, to the Shareholders (other than Teranga).

The Special Committee, having evaluated the draft Support Agreement and having considered the advice of its financial and legal advisors, unanimously determined that the Offer was fair to Shareholders (other than Teranga) and that the Improved Teranga Offer was in the best interests of the Company and unanimously resolved to recommend the foregoing to the Former Oromin Board.

The Former Oromin Board then convened a meeting and received a fairness opinion, which was delivered verbally and subsequently confirmed in writing, from RBC Capital Markets to the effect that, as of the date thereof and based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be received by Shareholders under the Improved Teranga Offer was fair, from a financial point of view, to the Shareholders (other than Teranga). The Former Oromin Board then received the unanimous recommendation of the Special Committee and, after receiving and considering the advice of its financial and legal advisors, unanimously resolved that the Improved Teranga Offer was fair to Shareholders (other than Teranga) and that the Improved Teranga Offer was in the best interests of Oromin and resolved to recommend that Shareholders accept and tender their Common Shares to the Improved Teranga Offer. The Former Oromin Board then unanimously approved the entering into of the Support Agreement.

On July 22, 2013, the Company and Teranga issued a joint news release regarding the signing of the Support Agreement and the Lock-Up Agreements.

On July 26, 2013, the Former Oromin Board met and unanimously approved a Supplementary Directors’ Circular, which recommended that Shareholders accept the Improved Teranga Offer.  Each of the former officers of Oromin have agreed to stay on with the Company until at least November 30, 2013 to assist with an orderly transition of the Company to Teranga’s effective control with a view to minimizing disruption to the Company’s key relationships, including its employees, customers, suppliers and other partners.

Following the completion of the Offer, Teranga took up and paid for a total of 81,076,401 Common Shares, representing approximately 59.02% of the outstanding Common Shares (on a non-diluted basis). The Common Shares taken up by Teranga under the Offer, together with the 18,699,500 Common Shares owned by Teranga prior to the expiry of the Offer, represent 99,775,901 Common Shares or approximately 72.63% of the outstanding Common Shares (on a non-diluted basis). Additionally, substantially all of the Oromin Options were rolled-over into Teranga Options in accordance with the terms of the Support Agreement.  The remaining outstanding Oromin Options were rolled-over into Teranga Options pursuant to an agreement between the holder and Teranga on August 28, 2013.

On August 7, 2013, in accordance with the terms of the Support Agreement the Former Oromin Board and the officers of the Company resigned and the Mr. Robert Duff Young, Mr. Shane Swinn and Mr. Jonathan Weisstub were appointed to the New Oromin Board as director nominees of Teranga.

On August 20, 2013 Koger was engaged to provide the Fairness Opinion.

On August 27, 2013, Koger delivered its Fairness Opinion to the New Oromin Board, confirming that, as of such date, subject to the analyses and assumptions set out therein, the consideration to be received by Shareholders (other than Teranga) pursuant to the Arrangement (consisting of the same amount and form of consideration options as was offered for each Common Share purchased under the Offer) is fair, from a financial point of view, to the Shareholders (other than Teranga).

On August 27, 2013, after the closing of the TSX, the Company issued a press release to announce the entering into of the Arrangement Agreement, the proposed Arrangement provided for therein and its proposed business strategy.

On August 29, 2013, the Court rendered the Interim Order and confirmed August 30, 2013 as the Record Date and October 2, 2013 as the date of the Meeting.  Also on August 29, 2013, the Company and Teranga amended the Arrangement Agreement to remove the roll-over of the Oromin Options into Teranga Options from the Plan of Arrangement as the last of the outstanding Oromin Options had been rolled over into Teranga Options pursuant to an agreement between the holder and Teranga on the day before.

Fairness Opinion

On August 22, 2013 the Company entered into an engagement letter with Koger, pursuant to which, among other things, Koger agreed to provide the New Oromin Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders (other than Teranga) under the Arrangement.  Koger has advised the Company that Thomas A. Koger is a Chartered Accountant in good standing and a qualified Chartered Business Valuator.

The full text of the Fairness Opinion, which sets forth the procedures followed and the assumptions made in connection with the preparation of the opinion and the limitations and qualifications in respect thereof, is attached to this Circular as Schedule F. In preparing the Fairness Opinion, Koger relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by Koger from public sources or provided to Koger by the Company, Teranga or their respective representatives.

The Fairness Opinion was provided solely for the exclusive use of the New Oromin Board in connection with their consideration of the Arrangement and cannot be used or relied upon for any other purpose or by any other person. The Fairness Opinion does not constitute and should not be construed as a formal valuation or appraisal of the Company or Teranga or any of their respective securities or assets, advice as to the price at which any securities of the Company may trade or a recommendation as to how any Shareholder should vote with respect to the Arrangement.

Neither Koger nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in applicable securities legislation) of any of the Company, Teranga or their respective associates and affiliates. There are no understandings or agreements between Koger or its affiliates and any of the foregoing persons with respect to future financial advisory or financing services. However, Koger or its affiliates may in the future, in the ordinary course of business, perform such services for any such persons.

Recommendation of the Board

The New Oromin Board and management of the Company believe that the proposed Arrangement is in the best interests of the Company and, accordingly, unanimously recommend based on the considerations set out below that Shareholders vote FOR the Arrangement Resolution.  The full text of the Arrangement Resolution is set out in

Schedule B to this Circular. Unless specified in a proxy that the Common Shares represented by the proxy shall be voted otherwise, the persons designated in the enclosed forms of proxy intend to vote FOR the Arrangement Resolution.

In reaching its decision to approve the Arrangement, the New Oromin Board determined that the Arrangement was in the best interests of the Company because (among other things) of the following reasons:

•                                          In connection with the Offer, Teranga disclosed that in the event the Compulsory Acquisition was not available, it intended to cause one or more special meetings of Shareholders to be called to consider a Subsequent Acquisition Transaction, and included a general discussion of the potential Canadian and US income tax consequences to a Shareholder who disposed of Common Shares pursuant to such a Subsequent Acquisition Transaction. The Arrangement is the Subsequent Acquisition Transaction referred to in the Offer to Purchase and Circular;

•                                          In exchange for among other the things, the increased consideration under the Offer, Teranga and Oromin agreed under the Support Agreement that, if Teranga takes up and pays for Common Shares pursuant to the Offer,  Oromin would use reasonable commercial efforts to cause and to enable Teranga to, acquire the balance of the Common Shares, directly or indirectly, as soon as practicable after completion of the Offer, by way of Compulsory Acquisition or to the extent permitted by applicable Law, Subsequent Acquisition Transaction. Under the Support Agreement, any Compulsory Acquisition or Subsequent Acquisition Transaction was required to provide for consideration per Common Share that is the same exchange ratio and is in the same form as the consideration per Common Share offered under the Offer;

•                                          The Fairness Opinion received from Koger that the consideration to be paid to the Shareholders (other than Teranga) pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Teranga), and the factors relied on by Koger in reaching its opinion. See “Background to the Proposed Arrangement — Fairness Opinion” above;

•                                          the consideration offered per Common Share payable under the Arrangement is equal in value (for the purposes of MI 61-101) and in the same form to the consideration per Common Share under the Offer;

•                                          the terms of the Arrangement permit Shareholders to receive Teranga Shares and thereby indirectly participate in the development of the combined entity’s business and prospects through their ownership of Teranga Shares;

•                                          Teranga has a sufficient number of Common Shares to requisition a meeting of Shareholders under the BCBCA to consider a Subsequent Acquisition Transaction;

•                                          Teranga has a sufficient number of Common Shares to pass the Arrangement Resolution; and

•                                          while the Common Shares are publicly traded, trading liquidity is limited and the Arrangement thus represents an opportunity for Shareholders, other than Teranga, to obtain greater liquidity through Teranga Shares.

THE ARRANGEMENT

Shareholders will be asked to consider and, if thought fit, approve the special resolution attached at Schedule B to this Circular, approving the acquisition by Teranga of all of the Common Shares that it does not already own in consideration for 0.60 of a Teranga Share for each Common Share held, such consideration being the exact same consideration that was offered under the Offer. Upon completion of the Arrangement, the Company will become a wholly-owned subsidiary of Teranga.

Required Shareholder Approvals

The Arrangement is subject to the approval of the Court and satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement, and in particular the approval of the Plan of Arrangement. In addition to approval by the Court, the Arrangement Resolution must, pursuant to the Interim Order, be approved by: (i) not less than two-thirds (66 2/3%) of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting; and (ii) a majority of the votes cast by “minority” holders of Common Shares as such term is defined in MI 61-101.

MI 61-101 requires that, unless exempted, in addition to any other required Shareholder approval, in order to complete a business combination, or a related party transaction, as applicable, the approval of a majority of the votes cast by “minority” holders of the affected securities be obtained. In relation to the Arrangement, the “minority” holders will be all holders of Common Shares, other than the 18,699,500 Common Shares owned by Teranga prior to the expiry of the Offer.

MI 61-101 also provides that the Common Shares acquired pursuant to the Offer may be treated as “minority” Common Shares and may be voted or considered voted in favour of the Arrangement if, among other things, the consideration per Common Share under the Arrangement is at least equal in value to and of the same form as the consideration per Common Share paid under the Offer.

Teranga has advised Oromin that all 81,076,401 of the Common Shares acquired by it pursuant to the Offer, representing approximately 68.32% of the “minority” Common Shares (on a non-diluted basis), will be voted in favour of the Arrangement Resolution. In addition to the Common Shares acquired pursuant to the Offer, Teranga owns a further 18,699,500 Common Shares, and as a result Teranga owns a total of 99,775,901 Common Shares, representing approximately 72.63% of the issued and outstanding Common Shares (on a non-diluted basis). Accordingly, Teranga has a sufficient number of Common Shares to ensure that the Arrangement Resolution is approved by: (i) not less than two-thirds (66 2/3%) of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting; and (ii) a majority of the votes cast by “minority” holders of Common Shares in accordance with MI 61-101.

The Board and management of the Company believe that the proposed Arrangement is in the best interests of the Company and, accordingly, recommend that Shareholders vote FOR the Arrangement Resolution. Unless specified in a proxy that the shares represented by the proxy shall be voted otherwise, the persons designated in the enclosed forms of proxy intend to vote FOR the Arrangement Resolution.

Notwithstanding the approval of the Arrangement Resolution and approval by the Court, the Board reserves the right not to proceed with the Arrangement and related transactions in accordance with the Arrangement Resolution, the terms of the Arrangement Agreement and Plan of Arrangement.

The Arrangement Agreement

The Company and Teranga entered into the Arrangement Agreement on August 27, 2013.  Under the Arrangement Agreement, the parties have agreed to effect certain transactions in connection with the implementation of the Arrangement.  The Arrangement Agreement contains covenants, of and from each of the Company and Teranga, and closing conditions precedent, both mutual and with favourable conditions for the Company and Teranga.  This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement which has been attached to this Circular at Schedule A, and is available on SEDAR at www.sedar.com.

In the Arrangement Agreement, the Company agreed to, among other things: (a) comply with Part 9, Division 5 of the BCBCA and prepare, file and diligently pursue an application for the Interim Order; (b) prepare this Circular in consultation with Teranga; (c) convene and conduct the Meeting in accordance with the Interim Order; (d) if the Arrangement Resolution is approved at the Meeting, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order; and (e) if the Final Order is obtained and the other Closing conditions in the Arrangement Agreement are satisfied or waived, file any documents as may be required in connection therewith under the BCBCA to give effect to the Arrangement pursuant Part 9, Division 5 of the BCBCA.

Mutual Conditions

Under the Arrangement Agreement, the obligation of the Company and Teranga to complete the Arrangement is subject to the fulfillment of the following mutual conditions, which may only be waived, by the mutual consent of the Company and Teranga:

•                                          the Required Approval has been obtained and the Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order;

•                                          the Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or Teranga, each acting reasonably, on appeal or otherwise;

•                                          no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or Teranga from consummating the Arrangement;

•                                          Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Common Shares; and

•                                          the Teranga Shares issuable pursuant to the Arrangement and the Plan of Arrangement shall have been approved for listing on the TSX and ASX, subject only to satisfaction of customary listing conditions, and the TSX and ASX shall have consented to the terms of the transaction, if and to the extent required.

Conditions in Favour of the Company

The Company is not required to complete the Arrangement unless Teranga has fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, which condition is for the exclusive benefit of the Company and may only be waived, by the Company in its sole discretion:

Conditions in Favour of Teranga

Teranga is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Teranga and may only be waived, by Teranga in its sole discretion:

•                                          the Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time; and

•                                          there is no action or proceeding pending or threatened by any Person (other than Teranga) in any jurisdiction that is reasonably likely to:

(a)                                 cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Teranga’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares; or

(b)                                 prohibit or restrict the Arrangement, or the ownership or operation by Teranga of the business or assets of Teranga, the Company or any of its Subsidiaries (as defined in the Arrangement Agreement), or compel Teranga to dispose of or hold separate any material portion of the business or assets of Teranga, the Company or any of its Subsidiaries as a result of the Arrangement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time by the mutual written agreement of the Company and Teranga.

Timing of Effective Date

Pursuant to the Arrangement Agreement, the Company and Teranga have agreed to cause the Effective Date to be date upon on which all the conditions precedent to the completion of the Arrangement as set out in this Agreement have been either satisfied or waived in accordance with the Arrangement Agreement, or such other date as the Company and Teranga may agree upon in writing.

Terms of the Plan of Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as a Schedule A to the Arrangement Agreement attached to this Circular.

Commencing at the Effective Time, except as noted below, the following shall occur and shall be deemed to occur in the following order, without any further act or formality:

(a)                                 all Common Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all Liens) to the Company; and

(i)                                     such Dissenting Shareholders shall cease to be the holders of such Common Shares and cease to have any rights as Shareholders other than the right to be paid the fair value for such Common Shares;

(ii)                                  such Dissenting Shareholder shall cease to be a Shareholder, and the name of such Dissenting Shareholder shall be removed from the register of holders of Common Shares maintained by or on behalf of the Company; and

(iii)                               such transferred Common Shares will then be deemed to be redeemed and cancelled by the Company;

(b)                                 subject to there being no fractional Teranga Shares, each outstanding Common Share (other than those held by Dissenting Shareholders) shall be deemed to be assigned and transferred (free and clear of all Liens) to Teranga in exchange for consideration of 0.60 Teranga Shares for each Common Share;

(c)                                  subject to the provisions regarding no fractional Teranga Shares being issued, each Company Option which is outstanding and has not been duly exercised or rolled over under the Teranga Stock Option Plan prior to the Effective Date shall be exchanged by the holder thereof for a fully vested option to purchase from Teranga (each, a “Teranga Replacement Option”) the number of Teranga Shares (rounded down to the nearest whole share) equal to 0.60 multiplied by the number of Common Shares subject to the Company Option for which it was exchanged, at an exercise price per Teranga Share (rounded up to the nearest whole cent) equal to the exercise price per Common Share specified in the Company Option for which it was exchanged, divided by 0.60. Such Teranga Replacement Options shall not expire as a result of the optionee ceasing to be employed or engaged as a consultant, officer or director or otherwise in a service relationship with the Company, a subsidiary of the Company or any successor thereof, or as a result of termination of such relationship by the Company but such Teranga Replacement Options held by a director, officer or consultant of the Company who ceases to be a director, officer or consultant, as applicable, of the Company shall be deemed to have been amended to provide that such Teranga Replacement Option shall expire not later than the earlier of: (i) the original expiry date of the Company Option; and (ii) February 6, 2015.  Such Teranga Replacement Options shall be deemed to be issued under the Teranga Stock Option Plan, as if originally granted thereunder. Except as provided above, all terms and conditions of a Teranga Replacement Option, including the conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the applicable Company Option Plan and any certificate or option agreement previously evidencing the Company Option shall thereafter evidence and be deemed to evidence such Teranga Option;

(d)                                 the replacement stock options that were issued by Teranga under the Roll-over Stock Option Agreements shall be deemed to have been issued under the Teranga Stock Option Plan, in accordance with the terms of the Roll-over Stock Option Agreements, without any further action of the parties to the Roll-over Stock Option Agreements or the Company.

(e)                                  The Company and NewCo will merge and continue as one company (“Amalco”) with the same effect as if they had amalgamated under Section 273 of the BCBCA and with effect under Section 282 of the BCBCA; and

(f)                                   from and after the Effective Date, at the time of the step contemplated in Section 2.3(e):

(i)                                     the shares of NewCo shall be cancelled on the amalgamation without any repayment of capital in respect of such shares;

(ii)                                  the stated capital of the Amalco common shares will be an amount equal to the “paid-up capital”, as that term is defined in the Tax Act, attributable to the Common Shares immediately prior to the Amalgamation; and

(iii)                               Amalco shall have, as its notice of articles and articles, the notice of articles and articles of the Company.

No Fractional Common Shares

Pursuant to the Arrangement Agreement, no fractional shares will be issued in connection with the Arrangement and, in the event that a Shareholder would otherwise be entitled to receive a fractional Teranga Share upon completion of the Arrangement, such fraction will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number.

Pro Forma Consolidated Capitalization Table

The following table sets forth the pro forma consolidated capitalization of Teranga as at June 30, 2013, before and after the completion of the Arrangement.  This table was compiled from consolidated capitalization tables of Teranga as at June 30, 2013 and Oromin as at May 31, 2013, its most recently completed quarter end.  This table should be read in conjunction with the unaudited interim consolidated condensed financial statements of Teranga for the three and six months ended June 30, 2013, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

(in US$000’s, unless otherwise stated)	Teranga As at June 30, 2013 Before Giving Effect to the Arrangement	Oromin(1) As at May 31, 2013	Pro Forma Adjustments	Teranga As at June 30, 2013 After Giving Effect to the Arrangement
Cash(2)	$44,474	$693	$(11,033)	$34,134
Long-Term Debt(2)	$82,461	$2,553	$(2,553)	$82,461
Shareholders’ Equity(3)	$423,235	$74,286	$(38,069)	$459,452
Teranga Shares Issued (000’s) (4)	245,618	N/A	71,201	316,819

Notes:

(1)               The unaudited consolidated statement of financial position of Oromin has been translated from Canadian dollars (“C$”) using a USD:C$ rate of 0.9531.

(2)               Cash includes cash and cash equivalents.  The pro forma adjustments related to cash and long-term debt reflects the impact of change of control provisions.  The first reflects the repayment of Oromin’s loan to Sprott Resource Lending Partnership of $2,859, which is fully repayable upon a change of control, and is presented net of $306 of unamortized financing costs on Oromin’s statement of financial position. The second adjustment includes $2,174 related to change in control payments to consultants, senior officers and directors of Oromin. As well, the pro forma adjustment for cash reflects additional transaction costs of $6,000 in addition to $1,313 already paid by Teranga as at June 30, 2013.

(3)               The pro forma adjustments reflect the elimination of Oromin’s total shareholders’ equity of $74,286, additional expenses related to transaction costs of $4,500, and $40,717 to record the acquisition of all of Oromin shares.

(4)               The number of Teranga Shares issued after giving effect to the arrangement does not account for the exercise of Dissent Rights and rounding down of fractional Teranga Shares pursuant to the Arrangement.

Expenses

Each of the Company and Teranga will bear and pay its own costs, expenses and fees incurred by it in connection with the transaction contemplated by the proposed Arrangement.  The Board estimates that the expenses to be borne by the Company and Teranga in connection with the Arrangement, including legal, financial advisory, accounting, governmental fees, filing and printing costs, will be approximately $300,000.

Intentions of Oromin’s Directors and Officers

As at August 30, 2013, the current directors and officers of the Company do not beneficially own, directly or indirectly, or exercise control or direction over, any Common Shares.  Each of the directors of the Former Oromin Board and former officers of Oromin at the time of the Offer tendered their Common Shares to the Offer, which provided for the same consideration as under the Arrangement.

Subsequent Transactions

After the completion of the Arrangement on the terms set out in the Circular, Teranga expects that the Common Shares will cease to be quoted on the OTC/BB and intends to cause Oromin to be de-listed from the Toronto Stock Exchange and to cease to be a reporting issuer in each jurisdiction of Canada in which it is a reporting issuer. Teranga also intends to take such steps as are necessary to suspend Oromin’s reporting obligations under the Exchange Act. It is a condition of the Arrangement that the Teranga Shares issuable pursuant to the Arrangement shall have been approved for listing on the TSX and ASX.

DISSENT RIGHTS

The Interim Order provides that each registered Shareholder will have Dissent Rights and, if the Arrangement becomes effective, to have his, her or its Common Shares redeemed and cancelled by the Company in exchange for consideration equal to the fair value of his, her or its Common Shares immediately before the Arrangement Resolution was adopted. In order to validly dissent, any such registered Shareholder must not vote any Common Shares in respect of which Dissent Rights have been exercised in favour of or against the Arrangement Resolution, must provide the Company with written objection to the Arrangement by 5:00 p.m. (Toronto time) on September 30, 2013, or not less than two Business Days immediately preceding the time of any adjourned or postponed Meeting, and must otherwise comply with the dissent procedures provided in Division 2 of Part 8 of the BCBCA.  A non-registered Shareholder who wishes to exercise Dissent Rights must arrange for the registered Shareholder holding his, her or its Common Shares to deliver the Dissent Notice.  The written notice of objection must be received by the Company at 2000 — 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, c/o David Savarie, Secretary of the Company.

Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Common Shares are entitled to dissent.  Accordingly, a beneficial owner of Common Shares desiring to exercise this right must make arrangements for the Common Shares beneficially owned by such person to be registered in his, her or its name prior to the time the Dissent Notice is required to be received by the Company or, alternatively, make arrangements for the registered Shareholder to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in Sections 237-247 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Sections 237-247 of the BCBCA are reprinted in their entirety and attached to this Circular as Schedule D.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement

The Arrangement requires Court approval under the BCBCA.  The court proceeding necessary to obtain that approval was commenced on August 29, 2013 by Notice of Petition to the Court.  On August 29, 2013, prior to the mailing of this Circular, the Interim Order was granted providing for the calling and holding of the Meeting and other certain procedural matters.  A copy of the Interim Order is attached as Schedule C to this Circular.

Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on October 4, 2013 at 9:45 a.m. (Vancouver time) at the Court at 800 Smithe Street, Vancouver, British Columbia. A copy of the Notice of Petition for the Final Order is attached as Schedule E to this Circular.

The Board has concluded that the Arrangement, if completed, is in the best interests of the Company. However, regardless of the conclusions of the Board as to the whether the Arrangement is in the best interests of the Company, whether or not the Arrangement is fair and reasonable in accordance with applicable corporate law is a legal conclusion to be made by the Court.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, Oromin currently expects the Effective Date will be on or about October 7, 2013.

Securities Law Matters

Teranga is a reporting issuer in each province of Canada, other than Quebec. Teranga Shares issuable to Shareholders pursuant to the Arrangement (including those reserved for issuance upon the exercise of stock options) have been conditionally approved for listing on the TSX, subject to the filing of required documentation.  Teranga has no present intention of registering as a reporting company in the United States.

Issue and Resale of Securities of Teranga under Canadian Securities Law

The issue of Teranga securities pursuant to the Arrangement will constitute distributions of securities which are exempt from the registration and prospectus requirements of applicable Canadian securities laws. The Teranga Shares may be resold in each province and territory of Canada, provided: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 - Resale of Securities; (ii) no unusual effort is made to prepare the market or create a demand for those securities; (iii) no extraordinary commission or consideration is paid in respect of that trade; and (iv) if the selling security holder is an insider or officer of Teranga (as such terms are defined in applicable Canadian securities laws), the insider or officer has no reasonable grounds to believe that Teranga is in default of applicable Canadian securities laws.

Resales of Teranga Shares under the U.S. Securities Act

The Teranga Shares issued under the Arrangement to Shareholders will be freely transferable under United States federal securities laws, except by persons who are deemed to be “affiliates” (as that term is defined under the U.S. Securities Act) of Teranga, including persons who are deemed to have been affiliates of Teranga within 90 days before the Effective Date. In the event that the Teranga Shares are in fact held by affiliates of Teranga, those holders may resell the shares (1) in accordance with the provisions of Rule 144 promulgated under the U.S. Securities Act, or (2) as otherwise permitted under the Securities Act. Rule 144 generally provides that “affiliates” of Teranga may not sell securities of Teranga received under the Arrangement unless the sale is effected in compliance with the volume, current public information, manner of sale and timing limitations set forth in such rule. These limitations generally permit sales made by an affiliate in any three-month period that do not exceed the greater of 1% of the outstanding Teranga Shares or the average weekly reported trading volume in such securities over the four calendar weeks preceding the placement of the sale order, provided that the sales are made in unsolicited, open market “broker transactions” and that current public information on Teranga is available. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, that issuer and may include officers and directors of the issuer as well as beneficial owners of 10% or more of any class of capital stock of the issuer.

Shareholders Outside of Canada and the U.S.

The foregoing discussion is only a general overview of the requirements of Canadian and U.S. securities legislation applicable to the issuance and resale of securities of Teranga in connection with the Arrangement.  Shareholders that reside outside of Canada or outside of the United States are urged to consult their professional advisers to determine the conditions and restrictions applicable to trades in securities of Teranga under applicable securities legislation.

Exemption from Formal Valuation Requirement

The Arrangement constitutes a “business combination” for the purposes of MI 61-101. MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. An exemption is available under MI 61-101 from the aforementioned valuation requirement for certain second step business combinations completed no later than 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to, and in the same form as, the consideration that tendering shareholders in the take-over bid were entitled to receive in the bid, provided that certain disclosure has been given in the take-over bid disclosure documents.  In addition, pursuant to the Offer, Teranga disclosed that in the event the

Compulsory Acquisition was not available, it intended to cause one or more special meetings of Shareholders to be called to consider a Subsequent Acquisition Transaction and provide consideration at least equal in value and the same form as the Offer, and included a general discussion of the potential Canadian and US income tax consequences to a Shareholder who disposed of Common Shares pursuant to such a Subsequent Acquisition Transaction.

The Company and Teranga believe that the consideration offered under the Arrangement is equal in value to, and in the same form as, the consideration offered under the Offer, that the Arrangement will be completed within 120 days after the Expiry Time (as defined in the Offer to Purchase and Circular) and that the additional requirements referenced above have been complied with. Accordingly, the aforementioned exemption from the requirement to prepare a valuation in connection with the Arrangement is being relied upon.

In addition, MI 61-101 requires the Company to disclose any “prior valuations” (as defined in MI 61-101) of the Company or its material assets or securities made within the 24 month period preceding the date of this Circular; however, after reasonable inquiry, neither the Company, nor any director nor any senior officer thereof, has knowledge of any such “prior valuation”.

TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the ‘‘Tax Act’’), as of the date hereof, relating to the Arrangement generally applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times, (a) holds their Common Shares, and will hold all Teranga Shares received by them, as capital property; (b) did not acquire their Common Shares pursuant to a stock option plan; (c) deals at arm’s length with Oromin and Teranga; and (d) is not affiliated with Oromin or Teranga (a ‘‘Holder’’).

Common Shares or Teranga Shares will generally be capital property to a Holder provided the Holder does not hold them in the course of carrying on a business or as part of an adventure or concern in the nature of trade.  Certain Holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares or Teranga Shares as capital property may be entitled, in certain circumstances, to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other ‘‘Canadian security’’ (as defined in the Tax Act) owned by such Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Any person contemplating making such an election should consult their own tax advisor for advice as to whether the election is available or advisable in their own particular circumstances.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (‘‘CRA’’) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ‘‘Proposed Amendments’’) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in laws or in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary assumes that Oromin is, at all material times, a ‘‘taxable Canadian corporation’’ within the meaning of the Tax Act.

This summary is not applicable to a Holder: (i) that is a ‘‘financial institution’’ (as defined in the Tax Act for the purposes of the mark-to-market rules contained therein); (ii) that is a ‘‘specified financial institution’’ (as defined in the Tax Act); (iii) an interest in which is a ‘‘tax shelter investment’’ (as defined in the Tax Act); (iv) that has elected to report its ‘‘Canadian tax results’’ (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into, with respect to the Common Shares or the Teranga Shares, a ‘‘derivative forward agreement’’ within the meaning of proposed amendments to the Tax Act contained in a Notice of Ways and Means Motion tabled by the Minister of Finance (Canada) on March 21, 2013. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is, or becomes, controlled by a non-resident corporation, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act.  All such persons should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Holders should consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Common Shares and acquiring Teranga Shares under the Arrangement, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax Laws and under foreign tax Laws, having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of the summary is applicable to Holders who, at all relevant times and for the purposes of the Tax Act, are resident, or deemed to be resident, in Canada (a ‘‘Resident Shareholder’’).

Exchange of Common Shares for Teranga Shares

In general, the exchange of Common Shares for Teranga Shares under the Arrangement will not give rise to a capital gain (or capital loss) to a Resident Shareholder unless such holder elects to report such capital gain or capital loss in its income tax return for the year in which the exchange occurs.

Except where a particular Resident Shareholder chooses to recognize a capital gain (or capital loss) on the exchange of Common Shares for Teranga Shares (as discussed below), Resident Shareholders will be deemed to have disposed of their Common Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and to have acquired their Teranga Shares at a cost equal to that same amount. Such cost will be averaged with the adjusted cost base of any other Teranga Shares held by the Resident Shareholder as capital property for purposes of determining the adjusted cost base of each Teranga Share held by the Resident Shareholder.

A Resident Shareholder may choose to recognize a capital gain (or capital loss) on the exchange of Common Shares for Teranga Shares by including the capital gain (or capital loss) in such Resident Shareholder’s tax return for the taxation year in which the exchange occurs. In those circumstances, the Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Teranga Shares received on the exchange (as at the time of the exchange) exceeds (or is exceeded by) the sum of the adjusted cost base of the Common Shares exchanged therefor and any reasonable costs associated with the disposition and will acquire the Teranga Shares at a cost equal to their fair market value at the time of the exchange. Such cost will be averaged with the adjusted cost base of any other Teranga Shares held by the Resident Shareholder as capital property for purposes of determining the adjusted cost base of each Teranga Share held by the Resident Shareholder. Such capital gains (or capital losses) will be subject to the tax treatment described below under ‘‘Taxation of Capital Gains and Capital Losses’’.

Dividends on Teranga Shares

In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on Teranga Shares will be included in computing the individual’s income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends that are designated as ‘‘eligible dividends’’ in accordance with the Tax Act.

In the case of a Resident Shareholder that is a corporation, dividends received or deemed to be received on Teranga Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income.

A Resident Shareholder that is a ‘‘private corporation’’ or a ‘‘subject corporation’’ (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on such shares to the extent that such dividends are deductible in computing the Resident Shareholder’s taxable income.

Taxable dividends received by individuals, other than certain trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Disposition of Teranga Shares

Generally, a Resident Shareholder who disposes or is deemed to dispose of Teranga Shares will generally realize a capital gain (or capital loss) equal to the amount, if any, by which the Resident Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Shareholder of those shares immediately before the disposition. See ‘‘Taxation of Capital Gains and Capital Losses’’ below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a ‘‘taxable capital gain’’) realized by a Resident Shareholder in a taxation year must be included in computing the Resident Shareholder’s income for that taxation year. One-half of any capital loss (an ‘‘allowable capital loss’’) realized by a Resident Shareholder in a taxation year must be deducted against taxable capital gains realized by the Resident Shareholder in that taxation year, to the extent and in the circumstances specified in the Tax Act. Any excess of allowable capital losses over taxable capital gains realized in a particular taxation year may be carried back up to three taxation years and carried forward indefinitely and deducted against net taxable capital gains realized in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Shareholder is a corporation, the amount of any capital loss otherwise arising from a disposition or deemed disposition of a Common Share or Teranga Share may be reduced by the amount of dividends previously received or deemed to be have been received by the corporation on the share, to the extent and under circumstances specified in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Shareholder that is throughout the year a ‘‘Canadian-controlled private corporation’’ as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains.

Capital gains realized by individuals, other than certain trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Dissenting Resident Shareholders

A Resident Shareholder who, as a result of the exercise of Dissent Rights disposes of Common Shares to the Company in consideration for a cash payment, will be deemed to have received a dividend to the extent, if any, that the cash payment (excluding interest, if any, awarded by a court) exceeds the “paid-up capital” (as defined in the Tax Act) of the Resident Shareholder’s Common Shares. In addition, such dissenting Resident Shareholder will be considered to have disposed of such shareholder’s Common Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court) less the amount of any deemed dividend, as noted above.  Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of such dissenting Resident Shareholder’s adjusted cost base of such Common Shares immediately before the disposition and any reasonable costs of disposition. The general tax consequences to a dissenting Resident Shareholder of realizing such a capital gain or capital loss are described above “Taxation of Capital Gains and Capital Losses”. Interest awarded by a court to a dissenting Resident Shareholder will be included in such shareholder’s income for purposes of the Tax Act.

Dissenting Resident Shareholders should consult their own tax advisors for specific advice with respect to the tax consequences in their own particular circumstances of exercising their Dissent Rights.

Eligibility for Investment

Teranga Shares will be qualified investments under the Tax Act for a trust governed by registered retirement savings plans (‘‘RRSP’’), registered retirement income funds (‘‘RRIF’’), registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (‘‘TFSA’’), provided that, at that time, the Teranga Shares are listed on a ‘‘designated stock exchange’’ (which currently includes the TSX) or Teranga is a ‘‘public corporation’’ as defined in the Tax Act.

Notwithstanding that a Teranga Share may be a qualified investment for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or annuitant of a RRSP or RRIF, as applicable, will be subject to a penalty tax in respect of a Teranga Share held in the TFSA, RRSP or RRIF, as applicable, if such Teranga Share is a ‘‘prohibited investment’’ for the particular TFSA, RRSP or RRIF. A Teranga Share will generally not be a ‘‘prohibited investment’’ for a trust governed by a TFSA, RRSP or RRIF unless the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, (i) does not deal at arm’s length with Teranga for purposes of the Tax Act, (ii) has a ‘‘significant interest’’ as defined in the Tax Act in Teranga, or (iii) has a ‘‘significant interest’’ as defined in the Tax Act in a corporation, partnership or trust with which Teranga does not deal at arm’s length for purposes of the Tax Act. Proposals released on December 21, 2012 (the ‘‘December 2012 Proposals’’) propose to delete the condition in (iii) above. In addition, pursuant to the December 2012 Proposals, a Teranga Share will generally not be a ‘‘prohibited investment’’ if the Teranga Share is ‘‘excluded property’’ as defined in the December 2012 Proposals for trusts governed by a TFSA, RRSP or RRIF.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act (i) is neither resident nor deemed to be resident in Canada, and (ii) does not use or hold, and is not deemed to use or hold, Common Shares or Teranga Shares in a business carried on in Canada (a ‘‘Non-Resident Shareholder’’). Special rules, which are not discussed in this summary, may apply to certain Holders that are insurers carrying on an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Exchange of Common Shares for Teranga Shares

A Non-Resident Shareholder who disposes of Common Shares under the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the exchange unless (i) the shares disposed of are ‘‘taxable Canadian property’’ of the Non-Resident Shareholder at the time of the exchange, and (ii) the Non-Resident Shareholder is not exempt from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty.  In the event that a Non-Resident Shareholder’s Common Shares are, or are deemed to be, ‘‘taxable Canadian property’’ and such Non-Resident Shareholder is not entitled to an exemption from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty, the disposition thereof will generally be subject to the same treatment as described above under the heading ‘‘Holders Resident in Canada — Exchange of Common Shares for Teranga Shares”. Where a Non-Resident Shareholder’s Common Shares are taxable Canadian property and the Non-Resident Shareholder does not choose to recognize a capital gain (or capital loss) on the exchange of such shares for Teranga Shares pursuant to the Offer, the Teranga Shares will be deemed to be taxable Canadian property to the Non-Resident Shareholder at any time that is within 60 months after such exchange.

Generally, a share that is listed on a ‘‘designated stock exchange’’ for the purposes of the Tax Act (which currently includes the TSX) will not be ‘‘taxable Canadian property’’ of a Non-Resident Shareholder unless at any time during the 60 month period immediately preceding the disposition of the share: (i) (a) the Non-Canadian Shareholder, (b) persons with whom the Non-Canadian Shareholder did not deal at arm’s length, (c) pursuant to certain Proposed Amendments, partnerships in which the Non-Canadian Shareholder or a person described in (b) holds a membership interest directly or indirectly through one or more partnership, or (d) the Non-Canadian Shareholder together with such persons, owned 25% or more of the issued shares of any class of the capital stock of the issuer, and (ii) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) Canadian resource properties; (c) timber resource properties; and (d) options in respect of, or interests in or for civil law rights in, property described in (a) to (c); and the share is not otherwise deemed under the Tax Act to be taxable Canadian property.

Dividends on Teranga Shares

Dividends paid, deemed to be paid, or credited on Teranga Shares to a Non-Resident Shareholder will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends unless the rate is reduced by an applicable income tax convention or treaty. For example, under the Canada-U.S. Tax Convention (the ‘‘Convention’’), where dividends are paid to or derived by a Non-Resident Shareholder who is the beneficial owner of the dividends and is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Teranga Shares

Any capital gain realized by a Non-Resident Shareholder on the disposition or deemed disposition of Teranga Shares will not be subject to tax under the Tax Act unless (i) such shares are ‘‘taxable Canadian property’’ of the Non-Resident Shareholder at the time of the disposition, and (ii) the Non-Resident Shareholder is not entitled to an exemption from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty.

See the discussion above regarding the description of ‘‘taxable Canadian property’’ and the possible application of an applicable income tax convention or treaty.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who, as a result of the exercise of Dissent Rights disposes of Common Shares to the Company in consideration for a cash payment, will be deemed to have received a dividend to the extent, if any, that the cash payment (excluding interest, if any, awarded by a court) exceeds the “paid-up capital” (as defined in the Tax Act) of the Non-Resident Shareholder’s Common Shares. Any dividend deemed to have been received will be subject to Canadian withholding tax in generally the same manner as outlined above under “Holder Not Resident in Canada - Dividends on Teranga Shares”.

In addition, the dissenting Non-Resident Shareholder will be considered to have disposed of such Holder’s Common Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court) less the amount of any deemed dividend, as noted above. Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of such dissenting Non-Resident Holder’s adjusted cost base of such Common Shares immediately before the disposition and any reasonable costs of disposition. Any capital gain realized by a dissenting Non-Resident Holder on such a disposition of Common Shares will generally not be subject to tax under the Tax Act unless the Common Shares are “taxable Canadian property” to the Holder and the shares are not exempt from taxation in Canada under the terms of an applicable income convention or treaty.

Any interest awarded to a dissenting Non-Resident Holder by a court will not be subject to Canadian withholding tax unless such interest constitutes “participating debt interest” for purposes of the Tax Act.

Dissenting Non-Resident Shareholders should consult their own tax advisors for specific advice with respect to the tax consequences in their own particular circumstances of exercising their Dissent Rights.

Certain U.S. Federal Income Tax Considerations

The following discussion, subject to the limitations and conditions set forth herein, addresses certain anticipated U.S. federal income tax consequences of exchanging Common Shares for Teranga Shares pursuant to the Arrangement. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, administrative rulings of the IRS and judicial decisions of the U.S. courts, in each case as in effect on the date hereof. Changes in the laws may alter the U.S. federal income tax treatment discussed in this summary, possibly with retroactive effect.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF U.S. FEDERAL TAX MATTERS SET FORTH HEREIN WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY PROSPECTIVE INVESTOR, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER U.S. TAX LAW. EACH PROSPECTIVE INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This discussion is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, this discussion does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as the estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income. This discussion is only applicable to U.S. Holders (as defined below) that receive Teranga Shares in exchange for Common Shares pursuant to the Arrangement or that receive cash for Common Shares as a result of the exercise of Dissent Rights, and that hold Common Shares or Teranga Shares, as applicable, as “capital assets” (generally for investment purposes) and, in addition, does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a holder of Common Shares or Teranga Shares, nor to a holder of Common Shares or Teranga Shares subject to special treatment under U.S. federal income tax law, including, but not limited to:

•                                          a person that will own 10% or more (by voting power or value, and taking into account certain attribution rules) of the issued and outstanding Teranga Shares;

•                                          a person that owns 5% or more (by voting power or value, taking into account certain attribution rules) of the issued and outstanding Common Shares prior to the exchange;

•                                          a broker, dealer or trader in securities or currencies;

•                                          a bank, mutual fund, life insurance company or other financial institution;

•                                          a tax-exempt organization;

•                                          a real estate investment trust or regulated investment company;

•                                          a qualified retirement plan or individual retirement account;

•                                          a person who acquired its Common Shares in a compensatory transaction;

•                                          a person that holds or will hold its Common Shares or Teranga Shares as part of a straddle, hedge, wash sale, synthetic security, conversion transaction, constructive sale or other integrated transaction for tax purposes;

•                                          a Non-U.S. Holder (as defined below) who is or has previously been engaged in the conduct of a trade or business in the U.S. or who has ceased to be a U.S. citizen or to be taxed as a U.S. resident alien; or

•                                          a U.S. Holder whose functional currency for tax purposes is not the U.S. dollar.

It is assumed for purposes of this summary that each of Teranga and the Company is not, has not at any time been and will not, after the Arrangement, be a “controlled foreign corporation”, as defined in Section 957(a) of the Code.

Holders of Common Shares are urged to consult their own tax advisors regarding the tax consequences of the exchange of Common Shares for Teranga Shares, and the ownership and disposition of Teranga Shares in light of their particular circumstances, as well as the tax consequences under state, local and non-United States tax law and the possible effects of changes in tax law.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a Common Share or Teranga Share, as the case may be, who is, for U.S. federal income tax purposes:

•                                          an individual citizen or resident of the United States;

•                                          a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•                                          an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                                          a trust (X) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

“Non-U.S. Holder” means any person who owns Common Shares or Teranga Shares, as the case may be, and who is not a U.S. Holder or a partnership.

If a partnership or other “pass-through” entity holds Common Shares, the tax treatment of an owner of such “pass-through” entity generally will depend upon the status of such owner and upon the activities of the “pass-through” entity. An owner of a “pass-through” entity holding Common Shares should consult such owner’s tax advisor regarding the specific tax consequences of exchanging Common Shares pursuant to the Arrangement.

U.S. Holders

Consequences of Exchanging Common Shares for Teranga Shares Pursuant to the Arrangement

The U.S. federal income tax consequences of exchanging Common Shares for Teranga Shares pursuant to the Arrangement will depend on numerous factors. It is possible that the Arrangement will be considered part of a reorganization within the meaning of Section 368(a) of the Code, and that Teranga and Oromin will each be treated as a party to the reorganization. Whether or not the Arrangement will be considered part of a reorganization within the meaning of Section 368(a) of the Code is uncertain at this time, and the following discussion therefore provides a description of the U.S. federal income tax consequences of the alternative characterizations.  No ruling from the IRS or opinion of counsel has been or will be sought regarding the tax consequences of the transactions described herein, and the IRS or the courts may disagree with this discussion.

Tax consequences if the exchange of Common Shares for Teranga Shares pursuant to the Arrangement is part of a reorganization.

If the exchange of Common Shares for Teranga Shares pursuant to the Arrangement is part of a reorganization within the meaning of Section 368(a) of the Code then, subject to the discussion below relating to the possible application of the PFIC rules, the following consequences for a U.S. Holder of Common Shares will result:

•                                          No gain or loss will be recognized upon the receipt of Teranga Shares in the exchange.

•                                          The aggregate tax basis of the Teranga Shares received by a U.S. Holder of Common Shares will equal the aggregate tax basis of the Common Shares such holder surrendered in the exchange.

•                                          The holding period of the Teranga Shares received in the exchange will include the U.S. Holder’s holding period in the Common Shares surrendered in such exchange.

Notwithstanding the foregoing, if Oromin has been a PFIC at any time since its formation, under proposed Treasury regulations, the exchange pursuant to the Arrangement will constitute a fully taxable transaction for U.S. federal income tax purposes (with the consequences of a disposition of shares in a PFIC described below) with respect to U.S. Holders of Common Shares, if any, who owned Common Shares while Oromin was a PFIC, unless either a “qualified electing fund” (“QEF”) election (described below) was made by such U.S. Holder for the first year of such holder’s holding period that Oromin was a PFIC or Teranga is also a PFIC at the time of the exchange pursuant to the Arrangement. As described below under “Passive Foreign Investment Company”, Teranga does not believe that it will be classified as a PFIC for its current taxable year. According to its most recent public filings, Oromin did not believe that it would be characterized as a PFIC for its fiscal year ended February 29, 2012 nor for its three preceding taxable years. However, no assurances can be provided regarding whether Oromin currently is or has ever been a PFIC or whether Teranga currently is or will become a PFIC.

Tax consequences if the exchange of Common Shares for Teranga Shares pursuant to the Arrangement is not part of a reorganization.

If the exchange of Common Shares for Teranga Shares pursuant to the Arrangement is not part of a reorganization within the meaning of Section 368(a) of the Code, the receipt of Teranga Shares in exchange for Common Shares pursuant to the Arrangement will be fully taxable for U.S. federal income tax purposes. In such an exchange, a U.S. Holder would recognize gain or loss equal to the difference between (i) the sum of the U.S. dollar fair market value of any Teranga Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Common Shares surrendered. If Oromin is not a PFIC, any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Common Shares exceeds one year upon the consummation of the exchange pursuant to the Arrangement. Long-term capital gains of non-corporate U.S. Holders, including individuals, may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If Oromin is a PFIC, unless the U.S. Holder has made a timely and proper QEF election, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the exchange pursuant to the Arrangement will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned ratably over the period the U.S. Holder held its Common Shares and was subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder. However, if the U.S. Holder has made a timely and proper QEF election, then the PFIC rules described above will not apply and the U.S. Holder will be subject to tax on the exchange in the manner described in the immediately preceding paragraph. A U.S. Holder should consult its tax advisor regarding the application of the PFIC rules to the Arrangement.

Tax Consequences of a Receipt of Cash Pursuant to Dissent Rights

A U.S. Holder that receives cash for its Common Shares as a result of such holder’s exercise of Dissent Rights will recognize gain or loss equal to the difference between (i) the sum of the U.S. dollar value of the cash received in connection with the exercise of Dissent Rights, and (ii) the U.S. Holder’s adjusted tax basis in the Common Shares surrendered. If Oromin is not a PFIC, any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Common Shares exceeds one year. Long-term capital gains of non-corporate U.S. Holders, including individuals, may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.  Special considerations may apply to a U.S. Holder who receives foreign currency in connection with the exercise of Dissent Rights. See “Foreign Currency Considerations” below.

Distributions on Teranga Shares

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions, if any, payable on Teranga Shares, including any Canadian taxes withheld, generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive category income” for U.S. foreign tax credit purposes. A distribution on Teranga Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S.

Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See “Sale or Other Disposition of Teranga Shares” below. There can be no assurance that Teranga will determine its earnings and profits on the basis of U.S. federal income tax principles, and U.S. Holders of Teranga Shares should assume that distributions will generally be reported to them as a “dividend” for U.S. federal income tax purposes.

Dividends paid to a U.S. Holder that is a corporation will not be eligible for the dividends received deduction generally available to corporations. Dividends paid by a domestic corporation or “qualified foreign corporation” to an individual U.S. Holder are subject to a maximum 20% U.S. tax rate if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. There is currently a tax treaty in effect between the United States and Canada which the Secretary of Treasury has determined is satisfactory for these purposes and Teranga believes it should be eligible for the benefits of the treaty. Therefore, Teranga has indicated to the Company that it believes it will be a “qualified foreign corporation” for this purpose, although there can be no assurance that it will always qualify and each U.S. Holder should consult its own tax advisor regarding the treatment of dividends received on the Teranga Shares.

Subject to certain limitations, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability for Canadian income taxes withheld by Teranga. Alternatively, a U.S. Holder may elect to claim a deduction for such Canadian income taxes in computing its U.S. federal taxable income for a taxable year provided that the election shall apply to all foreign income taxes paid or accrued by the U.S. Holder for the taxable year.  U.S. Holders that are eligible for benefits under the Canada-United States income tax treaty but who fail to provide the necessary documentation to qualify for benefits under the treaty (as discussed in “Certain Canadian Federal Income Tax Considerations”) will not be entitled to a foreign tax credit for the amount of any Canadian taxes withheld in excess of the applicable treaty rate. To the extent a U.S. Holder has claimed a reduced U.S. tax rate on dividends from a “qualified foreign corporation,” this will affect the computation of the foreign tax credit. The calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules.

Sale or Other Disposition of Teranga Shares

Subject to the discussion below under “Passive Foreign Investment Company”, a U.S. Holder who sells or otherwise disposes of Teranga Shares in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the Teranga Shares is more than one year at the time of the sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of Teranga Shares. See “Foreign Currency Considerations” below.

Passive Foreign Investment Company

Special adverse U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC.  A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of subsidiaries, either:

•                                          at least 75% of its gross income is “passive income”; or

•                                          at least 50% of the gross average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions. However, passive income does not include gains arising from “qualified active sales” of commodities.

Teranga has indicated to the Company that it believes that it is engaged in the active conduct of a commodities business and that substantially all of its income relates to this business. Teranga has indicated to the Company that it believes that its sales constitute “qualified active sales” giving rise to non-passive income for purposes of the applicable PFIC rules. Based on current estimates of Teranga’s income, current estimates of the value of its assets, the nature of its business, and taking into account the exceptions to the PFIC rules discussed above, Teranga has indicated to the Company that it does not believe that it will be classified as a PFIC for its current taxable year. However, there can be no assurance in this regard because the application of the relevant rules is complex and the manner in which the exceptions to the PFIC rules should be applied is uncertain and also involves inherently factual determinations that are affected by how Teranga conducts its business. Additionally, the PFIC determination is made annually and is based on the portion of Teranga’s assets and income that is characterized as passive under the PFIC rules. Its PFIC status will depend, in part, on the market valuation of its shares, and the value of goodwill, which it cannot control. Moreover, Teranga’s business plans may change, which may affect the PFIC determination in future years.

If Teranga is or becomes a PFIC, the tax imposed on any gain realized on a sale or other disposition of its shares and certain “excess distributions” (generally distributions in excess of 125% of the average distributions over a three-year period or, if shorter, the U.S. Holder’s holding period for the shares) will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned ratably over the period the U.S. Holder held its shares and was subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder.

If Teranga is treated as a PFIC, the rules described in the foregoing paragraph can be mitigated by a U.S. Holder that makes a QEF election.  However, there can be no assurance that Teranga will provide the information a U.S. Holder would need to make a QEF election. Alternatively, a U.S. Holder may make a mark-to-market election for Teranga Shares if the shares constitute “marketable stock” as defined in the U.S. Treasury regulations. The Teranga Shares will be “marketable stock” if they are “regularly traded” on a “qualified exchange or other market.” There can be no assurance that the Teranga Shares will be considered “marketable stock” for this purpose. If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its Teranga Shares as if the shares were sold at fair market value at the end of the year. Such appreciation or depreciation generally would be treated as ordinary income or (subject to limitations) ordinary loss. Any gains on an actual disposition of Teranga Shares would be ordinary income, and any loss up to the amount of prior ordinary income/gain inclusions with respect to the shares will be ordinary loss. If Teranga is determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of Teranga’s subsidiaries that may also be determined to be a PFIC, and there is a significant risk that indirect interests in any subsidiary PFIC will not be covered by this mark-to-market election.

U.S. Holders owning shares of a PFIC may be subject to additional information reporting requirements with respect to their shares. U.S. Holders should consult their own tax advisors regarding any additional information reporting that may be required if Teranga were to be classified as a PFIC.

U.S. Holders should consult their own independent tax advisors regarding the application of the PFIC rules to the Shares and the availability and advisability of making a mark-to-market or QEF election in their particular circumstances.

Foreign Currency Considerations

A U.S. Holder that receives Canadian dollars in connection with the exercise of Dissent Rights or as a result of a distribution on or a sale or other disposition of Teranga Shares and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives

Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar, which generally will be U.S. source ordinary gain or loss.

Non-U.S. Holders

Consequences of Exchanging Common Shares for Teranga Shares or the Receipt of Cash Pursuant to Dissent Rights

Non-U.S. Holders generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of Teranga Shares in exchange for Common Shares pursuant to the Arrangement or upon the receipt of cash for its Common Shares as a result of such holder’s exercise of Dissent Rights. However, a Non-U.S. Holder may recognize gain taxable in the United States if either of the following conditions applies:

•                                          such gain is attributable to an office or other fixed place of business in the United States and, if an applicable income tax treaty so provides, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

•                                          the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other requirements are met.

Sale or Other Disposition of Teranga Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax as a result of a distribution on or any gain realized upon the sale or other disposition of Teranga Shares unless one of the two bulleted conditions apply that are described in the discussion captioned “Non-U.S. Holders— Consequences of Exchanging Common Shares for Teranga Shares or the Receipt of Cash Pursuant to Dissent Rights” above.

Information Reporting and Backup Withholding

Holders of Common Shares may be subject to information reporting and may be subject to backup withholding, at a 28% rate, on any property received in exchange for Common Shares. Distributions on, or the proceeds from a sale or other disposition of, Teranga Shares paid within the United States or through certain U.S.-related financial intermediaries to a holder may be subject to information reporting and may be subject to backup withholding unless the holder (i) is an exempt recipient or (ii) in the case of backup withholding (but not information reporting), provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Recently enacted legislation requires certain U.S. Holders to report information to the IRS with respect to their investment in Teranga Shares unless certain requirements are met. U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in Teranga Shares.

ADDITIONAL INFORMATION CONCERNING OROMIN

Price Range and Trading Volume of the Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “OLE” and on the OTC/BB under the symbol “OLEPF”. The table below sets forth the price ranges and volume of Common Shares traded on the TSX and OTC/BB by month to the date of this Circular:

	TSX			OTC/BB
Calendar Period(1)	High	Low	Volume	High	Low	Volume
	($)	($)		(US$)	(US$)
2013
August 1-29	0.46	0.29	2,928,238	0.41	0.27	132,745
July	0.38	0.20	4,022,782	0.36	0.20	278,267
June	0.41	0.23	4,810,513	0.38	0.28	634,780
May	0.40	0.25	1,639,911	0.40	0.25	519,717
April	0.48	0.30	1,817,331	0.44	0.28	650,918
March	0.52	0.44	2,361,630	0.53	0.44	1,059,595
February	0.79	0.55	1,281,156	0.80	0.52	303,693
January	0.83	0.74	2,058,338	0.85	0.75	416,737

2012
December	0.80	0.66	1,045,804	0.79	0.68	469,798
November	0.79	0.67	1,632,521	0.80	0.70	299,618
October	0.79	0.63	2,084,505	0.80	0.63	409,796
September	0.79	0.60	2,202,000	0.80	0.60	567,905

Note:

(1)         TSX and OTC/BB data is sourced from Thomson/Reuters.

Teranga publicly announced its intention to make the Offer on June 3, 2013.  On May 31, 2013, the last trading day immediately prior to the announcement, the closing prices of the Common Shares on the TSX and the OTC/BB were $0.245 and US$0.2496, respectively. On August 29, 2013, the last trading day prior to the date of this Circular, the closing price of the Common Shares on the TSX and the OTC/BB were $0.44 and US$0.41, respectively.

After completion of the Arrangement, the Company intends to have the Common Shares de-listed from the TSX, and to cease to be a reporting issuer in each of the jurisdictions of Canada in which it is currently a reporting issuer. Teranga expects that Common Shares will cease to be quoted on the OTC/BB and intends to take such steps as are necessary to suspend Oromin’s reporting obligations under the Exchange Act. Accordingly, the Company intends to apply for confirmation from the TSX and orders in all of the provinces and territories of Canada that, if granted, would provide that if the Arrangement Resolution is approved, immediately after the Effective Date the Company would be de-listed from the TSX and cease to be a reporting issuer in all of the provinces and territories of Canada.

Purchases of Common Shares

During the 12 months preceding the date hereof, neither the Company or Teranga has purchased any Common Shares, other than the 81,076,401 Common Shares purchased by Teranga pursuant to the Offer.

Prior Distributions

The Company has not distributed has not distributed any Common Shares in the past five years other than distributions of Common Shares:

(a)                                 listed in “Oromin Explorations Ltd. — Prior Distributions” in Section 2 of the “Circular” of the Offer to Purchase and Circular; and

(b)                                 pursuant to a credit agreement dated January 31, 2013 with Sprott Resource Lending Partnership, 750,000 Common Shares at a deemed price of $0.75 per share at a fair value of $0.56 million.

Dividend Policy

The Company has never declared any dividends on the Common Shares during the previous two years as the Company has focused on using available funds to finance business growth.

Ownership of Securities of Oromin

Except as disclosed under “Voting Shares and Principal Holders Thereof”, no (a) director or officer of Teranga; or (b) to the knowledge of any of the officers or directors of Teranga, after reasonable inquiry: (i) associate or affiliate of an insider of Teranga; (ii) associate or affiliate of Teranga; (iii) insider of Teranga other than a director or officer of Teranga; or (iv) person or company acting jointly or in concert with Teranga, beneficially owns, directly or indirectly, or exercises control or direction over any Common Shares as at the date hereof.

The Arrangement is being proposed in order to allow Teranga to acquire the Common Shares that were not deposited under the Offer such that Oromin will become a wholly-owned subsidiary of Teranga. Each of the directors and senior officers of Oromin at the time of the Offer deposited all of their Common Shares, if any, under the Offer. None of the current members of the Board holds, directly or indirectly, any Common Shares.

INFORMATION REGARDING TERANGA

Teranga is a Canadian based gold company committed to responsible mining and sustainable development in the communities in which it operates. Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development.

Teranga was created to acquire the Sabodala gold project in Senegal (including the producing Sabodala gold mine) and certain exploration properties from Mineral Deposits Limited pursuant to the IPO Transaction. Teranga took over operational control of the Sabodala gold mine on November 23, 2010, the date of the Demerger, and the IPO Transaction was completed on December 7, 2010. Teranga’s activities since the Demerger have been centered in Senegal on the Sabodala gold project, which includes the producing Sabodala gold mine, as well as its regional exploration land package.

Additional information about Teranga is included in its public filings incorporated by reference herein and in “Teranga Gold Corporation — Description of the Business” in Section 1 of the “Circular” in the Offer to Purchase and Circular.

Name, Address and Incorporation

Teranga was incorporated on October 1, 2010 under the CBCA. Teranga is a reporting issuer or the equivalent in each of the provinces in Canada, other than Québec, and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com. Additional information about Teranga is included in its public filings incorporated by reference herein.

Teranga’s head and registered office is at 121 King Street West, Suite 2600, Toronto, Ontario, M5H 3T9, Canada. Teranga’s website is www.terangagold.com, and its telephone number is (416) 594-0000.

Organizational Structure

Following the completion of the Arrangement, the Company will be a wholly owned subsidiary of Teranga, and the organizational structure of Teranga will be as follows:

Description of Capital Structure

Teranga Shares

The authorized share capital of Teranga consists of an unlimited number of Teranga Shares. As at August 30, 2013, there were 294,263,840 Teranga Shares issued and outstanding.

Holders of Teranga Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of Teranga (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Teranga Share on all matters to be voted on by shareholders at meetings of the Teranga’s shareholders. Holders of Teranga Shares are entitled to receive such dividends, if, as and when declared by the Teranga Board, in their sole discretion. All dividends which the Teranga Board may declare shall be declared and paid in equal amounts per share on all Teranga Shares at the time outstanding. On liquidation, dissolution or winding up of Teranga, the holders of Teranga Shares will be entitled to receive the property of Teranga remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by Teranga. There are no pre-emptive, redemption or conversion rights attaching to the Teranga Shares. All Teranga Shares when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.

Teranga Options

As of August 30, 2013, 23,955,489 Teranga Options to acquire an additional 23,955,489 Teranga Shares were outstanding. This includes 7,791,600 Teranga Options that were granted pursuant to the Stock Option Roll-Over Agreements entered into with holders of Oromin Options, pursuant to the Support Agreement.

Dividends and Dividend Policy

Teranga has not, since the date of its incorporation, declared or paid any dividends on the Teranga Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Teranga anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future, if any, will be determined by the Teranga Board in their sole discretion based upon, among other factors, the cash flow, results of operations and financial condition of Teranga, the need for funds to finance ongoing operations, and such other business considerations as the Teranga Board considers relevant.

Prior Sales

The table below sets forth information relating to the shares of Teranga Shares that Teranga has issued as consideration pursuant to the Offer. Other than as described below, Teranga has not issued any other shares of Teranga Shares during the twelve months preceding the date hereof.

Date of Issuance	Number of Teranga Shares Issued	Issue Price(s)(1)
August 9, 2013	1,675,393	$0.54
August 7, 2013	46,969,447	$0.50

Note:

(1)         Based on the closing price of the Teranga Shares on TSX on the date of issuance.

Price Range and Trading Volume of the Teranga Shares

The Teranga Shares are listed on the TSX and in the form of CHESS Depository Interests on the ASX, in each case under the trading symbol “TGZ”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Teranga Shares on the TSX and the ASX.

	TSX			ASX
Calendar Period(1)	High	Low	Volume	High	Low	Volume
	($)	($)		(AUS$)	(AUS$)
2013
August 1-29	0.78	0.48	14,017,358	0.79	0.54	5,401,233
July	0.70	0.55	3,772,951	0.78	0.58	5,463,090
June	0.81	0.58	1,683,122	0.82	0.59	4,787,179
May	0.93	0.69	3,083,730	0.93	0.68	3,534,887
April	1.15	0.75	4,699,800	1.08	0.71	8,875,674
March	1.40	1.11	2,694,386	1.30	1.08	4,563,420
February	1.93	1.30	3,788,858	1.86	1.35	6,551,010
January	2.33	1.97	3,125,003	2.24	1.90	1,354,111

	TSX			ASX
Calendar Period(1)	High	Low	Volume	High	Low	Volume
	($)	($)		(AUS$)	(AUS$)
2012
December	2.35	2.16	3,518,933	2.27	2.08	2,847,662
November	2.47	2.17	2,114,042	2.35	2.04	6,323,141
October	2.37	2.14	2,194,353	2.35	2.03	4,251,747
September	2.27	2.01	1,463,421	2.25	1.96	3,796,836

Note:

(1)         TSX and ASX data is sourced from Thomson Reuters. Past performance should not be seen as an indicator of future performance.

Teranga publicly announced its intention to make the Offer on June 3, 2013.  On May 31, 2013, the last trading day immediately prior to the announcement, the closing prices of the Teranga Shares on the TSX and the ASX were $0.71 and AUS$0.70, respectively. On August 29, 2013, the last trading day prior to the date of this Circular, the closing prices of the Teranga Shares on the TSX and the ASX were $0.72 and AUS$0.76, respectively.

Experts

Teranga’s auditors are Ernst & Young LLP, who replaced Deloitte LLP effective April 12, 2013. Deloitte LLP prepared an independent auditors’ report dated February 20, 2013 in respect of Teranga’s consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of comprehensive income/(loss), consolidated statements of changes in equity and consolidated statements of cash flows for the year ended December 31, 2012 and the fifteen months ended December 31, 2011.

Certain legal matters in connection with the Arrangement will be passed upon by Stikeman Elliott LLP and Milbank, Tweed, Hadley & McCloy LLP, on behalf of Teranga, with respect to Canadian and U.S. law, respectively.  As at August 30, 2013, the partners and associates of Stikeman Elliott LLP beneficially owned, directly or indirectly, less than 1% of the Common Shares on a fully-diluted basis.

Material Contracts

The only material contract entered into or expected to be entered into by Teranga or the Company with respect to the Arrangement, or to which Teranga or the Company is expected to become a party on or prior to the Effective Date, is the Arrangement Agreement.  A copy of the Arrangement Agreement is attached to this Circular at Schedule A.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the Arrangement is completed, Shareholders will receive Teranga Shares as consideration for their Common Shares.  Since Teranga is a company existing under the laws of Canada, the rights of holders of Teranga Shares are governed by the CBCA and by Teranga’s articles and by-laws. The rights of Shareholders are currently governed by the BCBCA and by Oromin’s articles.  Although the rights and privileges of shareholders under the CBCA are in many instances comparable to those under the BCBCA, there are several differences.  See Section 17 “Comparison of CBCA and BCBCA” of the “Circular” in the Offer to Purchase and Circular, which is incorporated by reference herein.

RISK FACTORS

The following factors should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution. Additional risks and uncertainties not currently known to the Company or Teranga, as the case may be, or that the Company or Teranga currently considers immaterial, may also impair the operations of the Company or Teranga.  If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company or Teranga could be materially adversely affected.

Risks Relating to the Arrangement

Failure to complete the Arrangement could negatively impact the Company’s share price.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Company, including receipt of the Final Order. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Common Shares may decline to the extent that the market price reflects an assumption that the Arrangement will be completed.

Additionally, as a result of the number of Common Shares acquired by Teranga pursuant to its Offer, the number of Common Shares that might otherwise trade publicly and the number of Shareholders has been greatly reduced. If the Arrangement is not consummated, it is possible that the Common Shares would fail to meet the criteria for continued listing on TSX. If this were to happen, the Common Shares could be de-listed from TSX and this could, in turn, further adversely affect the liquidity and market or result in a lack of an established market for the Common Shares. The extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of the Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether the Company remains subject to public reporting requirements in Canada and other factors.

The Teranga Shares issued under the Arrangement may have a market value different than expected.

Under the Arrangement, Teranga is offering to purchase Common Shares on the basis of 0.60 of a Teranga Share for every Common Share. Since the exchange ratio will not be adjusted to reflect any changes in the market value of Teranga Shares, the market values of the Teranga Shares and the Common Shares at the time of the completion of the Arrangement may vary significantly from the values at the date of this Circular. If the market price of Teranga Shares declines, the value of the consideration received by Shareholders will decline as well. For example, during the twelve month period ending on May 31, 2013 (the most recent practicable date prior to the date of the Offer), the trading price of Teranga Shares on the TSX varied from a low of $0.69 to a high of $2.49 and ended that period at $0.71. Variations in the market price for Teranga Shares may occur for a variety of reasons, including as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Teranga, regulatory considerations, general market and economic conditions, gold price changes and other factors over which Teranga and the Company have no control.

The integration of Teranga and Oromin may not occur as planned.

The entering into of the Arrangement Agreement has been made with the expectation that the combination of Teranga and Oromin would result in a combined entity that is expected to have increased production from Teranga’s interest in the OJVG’s open pit reserves, higher earnings and higher free cash flow per share. These anticipated benefits are based on a number of assumptions and will depend in part on the completion of the Arrangement. Teranga has advised that most operational and strategic decisions, and certain staffing decisions, with respect to the combined entity have not yet been made and may not have been fully identified. These decisions and the integration of the two companies may present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. Furthermore, Teranga’s ability to efficiently assume Oromin’s 43.5% ownership and operation of the OJVG Golouma Gold Project and effectively work with Bendon and Badr is not guaranteed. On June 11, 2013, Bendon issued a press release suggesting that the Offer was in violation of the OJVG Shareholders Agreement and indicating that they intend to initiate legal action to protect their rights under that agreement. As a consequence, the co-operation of Bendon’s to work with Teranga a joint venture partner in the OJVG may not be forthcoming, which will make the integration of Teranga and Oromin more difficult than initially anticipated and may materially diminish the potential benefits to shareholders of the combined entity. In particular, given Bendon’s opposition to the Offer, a successful negotiation with the other OJVG partners of, among other things, a toll milling relationship with Teranga as the operator of the OJVG Golouma Gold Project may not materialize and the pursuit of any potential mining economies at the joint Masato deposit could be in jeopardy. Further, there can be no guarantee that

Teranga will be able to in the future negotiate a subsequent acquisition of the other OJVG partner interests on satisfactory economic terms. There can also be no assurance that there will be operational or other synergies realized by the combined entity, or that the integration of the two companies’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

On June 13, 2013, Bendon commenced a lawsuit naming Teranga, Oromin and Oromin’s wholly owned subsidiary Sabodala Holding Limited, as defendants. Bendon’s statement of claim seeks an unspecified amount of damages and an injunction preventing the Offer, and alleges, among other things, that the completion of the Offer would result in a breach of the OJVG Shareholders Agreement. Teranga believes that Bendon’s lawsuit is without merit and plans to vigorously defend it. Teranga is of the view that the Offer did not violate the OJVG Shareholders Agreement, however, the outcome of litigation cannot be predicted with certainty and there is no guarantee that any legal action by Bendon would not be successful. If Teranga were unable to resolve such dispute favourably or in a timely manner, the resultant litigation could affect the timing of any anticipated benefits from the acquisition of Oromin and have a material adverse impact on Teranga’s financial performance, cash flow and results of operations.

Dissenting Shareholders may be paid consideration that is different in value from the consideration received under the Arrangement.

Under the Arrangement, Shareholders have the right to dissent and demand payment of the fair value of their Common Shares which right could lead to judicial determination of the fair value required to be paid to Dissenting Shareholders, which value could be different than the value of the consideration received under the Arrangement.

Shareholders will have a reduced relative ownership and voting interest in Teranga as compared to their current ownership and voting interest in the Company.

Shareholders will receive Teranga Shares as consideration pursuant to the Arrangement and will own a significantly smaller percentage of Teranga and its voting stock than they currently own of the Company as a stand-alone company. Consequently, the Shareholders will not be able to exercise as much influence over the management and policies of Teranga as they currently exercise over the Company.

Risk Factors Relating to Teranga

For information on risks and uncertainties relating to the business of Teranga, reference should be made to the information in the documents listed under the heading “Documents Incorporated by Reference”, which are specifically incorporated by reference into this Circular, including the risks and uncertainties described in Teranga’s annual information form dated March 27, 2013 for the year ended December 31, 2012, which is incorporated by reference in this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this circular, the management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any director or any officer of the Company or any of their associates or affiliates in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or will materially affect the Company or any of its subsidiaries.

AUDITOR

The auditor of the Company is currently Davidson & Company LLP of Vancouver, British Columbia.

DOCUMENTS FILED WITH THE SEC

Teranga has filed with the SEC: (i) a registration statement on Form F-80 under the U.S. Securities Act, which covers Teranga Shares to be issued pursuant to the Arrangement and includes, among other things, the documents listed in the Offer to Purchase and Circular as incorporated by reference herein, (ii) a tender offer statement on Schedule 14D-1F, and (iii) a Form F-X to appoint an agent for service of process and provide required undertakings.  This Circular does not contain all of the information set forth in the registration statement and tender offer statement.  Reference is made to those documents and the exhibits thereto for further information.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis thereon for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com. Additional copies may be obtained without charge upon request to the Company at 2000 — 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9.

APPROVAL OF OROMIN EXPLORATIONS LTD.

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED at Toronto, Ontario, August 30, 2013

BY ORDER OF THE BOARD OF DIRECTORS

Sincerely,

David Savarie, Secretary

CONSENT OF KOGER VALUATIONS INC.

We have read the management information circular of Oromin Explorations Ltd. (“Oromin”) dated August 30, 2013 (the “Circular”) relating to the special meeting of shareholders of Oromin to consider the arrangement between Teranga Gold Corporation and Oromin.

We hereby consent to the reference in the Circular to our firm name and our fairness opinion dated August 27, 2013 addressed to the Board of Directors of Oromin. In providing our consent, we do not intend that any persons other than the Board of Directors of Oromin shall rely upon our opinion.

Toronto, Ontario
August 30, 2013

SCHEDULE A

“PLAN OF ARRANGEMENT”

(See attached.)

A-1

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1                               Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Amalco” has the meaning ascribed thereto in Section 2.3(d).

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Teranga, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of August 27, 2013 between Teranga and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Shareholders at the Meeting.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means a day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Common Shares” means the Common Shares in the capital of the Company.

“Company” means Oromin Explorations Ltd.

“Company Options” means the outstanding options to purchase Common Shares granted under the Company Stock Option Plan.

“Company Stock Option Plan” means the stock option plan of the Company, dated as of July 14, 2009, as amended March 1, 2011.

“Consideration” means the consideration to be received by Shareholders pursuant to this Plan of Arrangement as consideration, consisting of 0.60 of a Teranga Share for each Common Share.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Kingsdale Shareholder Services Inc., at its offices set out in the Letter of Transmittal.

“Dissent Rights” has the meaning specified in Section 4.1of this Plan of Arrangement.

“Dissenting Shareholder” means a holder of Common Shares who has duly exercised his, her or its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such holder.

“Effective Date” the date agreed to by the Company and Teranga in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, and the Company and Teranga shall execute a certificate confirming the Effective Date.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to the Company and Teranga, each acting reasonably, as contemplated by Section 2.5 of the Arrangement Agreement approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Teranga, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Teranga, each acting reasonably) on appeal.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any self-regulatory authority or any stock exchange, or (d) any quasi  governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“holder” means, unless the context otherwise requires, a holder of Common Shares whose name appears in the register of holders of Common Shares maintained by or on

2

behalf of the Company and, where applicable, includes joint holders of such Common Shares.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and Teranga, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and Teranga, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement, as may be varied or amended as approved by Teranga.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“NewCo” means 0978876 B.C. Ltd., a wholly owned subsidiary of Oromin incorporated under the BCBCA.

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 288 of the BCBCA, and any amendments or variations made in accordance with Section 6.1 of the Arrangement Agreement or Section 6.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Teranga, each acting reasonably.

3

“Roll-over Stock Option Agreements” means the stock option roll-over stock agreements dated August 6, 2013 entered into between Teranga and the then holders of Company Options.

“Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Tax Act” means the Income Tax Act (Canada).

“Teranga” means Teranga Gold Corporation.

“Teranga Shares” means common shares in the capital of Teranga.

“Teranga Stock Option Plan” the incentive stock option plan of Teranga dated November 26, 2010.

1.2          Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)                                 Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)                                Currency. All references to dollars or to $ are references to Canadian dollars.

(3)                                 Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)                                 Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise,  “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)                                 Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)                                 Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.  If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)                                 Time References. References to time are to local time, Toronto, Ontario.

4

ARTICLE 2
THE ARRANGEMENT

2.1          Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2          Binding Effect

This Plan of Arrangement and the Arrangement, will become effective, and be binding at and after the Effective Time without any further act or formality on (i) Teranga, (ii) the Company, (iii) all holders and beneficial owners of Common Shares and securities or other instruments convertible into, exchangeable for or carrying the right to acquire Common Shares.

2.3          Arrangement

Commencing at the Effective Time, except as noted below, the following shall occur and shall be deemed to occur in the following order, without any further act or formality:

(a)                                 all Common Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all Liens) to the Company; and

(i)                                     such Dissenting Shareholders shall cease to be the holders of such Common Shares and cease to have any rights as Shareholders other than the right to be paid the fair value for such Common Shares as set out in Article 4;

(ii)                                  such Dissenting Shareholder shall cease to be a Shareholder, and the name of such Dissenting  Shareholder shall be removed from the register of holders of Common Shares maintained by or on behalf of the Company; and

(iii)                               such transferred Common Shares will then be deemed to be redeemed and cancelled by the Company;

(b)                                 subject to Section 3.3, each outstanding Common Share (other than those held by Dissenting Shareholders) shall be deemed to be assigned and transferred (free and clear of all Liens) to Teranga in exchange for the Consideration;

(c)                                  the replacement stock options that were issued by Teranga under the Roll-over Stock Option Agreements shall be deemed to have been issued under the Teranga Stock Option Plan, in accordance with the terms of the Roll-over Stock Option Agreements, without any further action of the parties to the Roll-over Stock Option Agreements or the Company;

(d)                                 Oromin and NewCo will merge and continue as one company (“Amalco”) with the same effect as if they had amalgamated under Section 273 of the BCBCA and with effect under Section 282 of the BCBCA; and

5

(e)                                  from and after the Effective Date, at the time of the step contemplated in Section 2.3(d):

(i)                                     the shares of NewCo shall be cancelled on the amalgamation without any repayment of capital in respect of such shares;

(ii)                                  the stated capital of the Amalco common shares will be an amount equal to the “paid-up capital”, as that term is defined in the Tax Act, attributable to the Common Shares immediately prior to the Amalgamation; and

(iii)                               Amalco shall have, as its notice of articles and articles, the notice of articles and articles of the Company.

ARTICLE 3
ARRANGEMENT MECHANICS

3.1          Deposit of Common Shares

(a)                                 With respect to the transfer or exchange of Common Shares effected pursuant to Section 2.3(b), each Shareholder shall be required to deposit with the Depository, in order to receive the Consideration, a duly completed Letter of Transmittal together with any certificates representing such Common Shares and any such additional documents and instruments as the Depository may reasonably require.

(b)                                 Any Letter of Transmittal, once deposited with the Depository, shall be irrevocable and may not be withdrawn by a Shareholder.

3.2          Transfer of Securities

(a)                                 With respect to each Shareholder (other than Dissenting Shareholders), immediately before the Effective Time, upon and at the time of the transfer of each Common Share effected pursuant to Section 2.3(b):

(i)                                     such Shareholder shall cease to be a Shareholder, and the name of such Shareholder shall be removed from the register of Common Shares maintained by or on behalf of the Company;

(ii)                                  Teranga shall become the transferee (free and clear of all Liens) of such Common Shares and shall be added to the register of holders of Common Shares maintained by or on behalf of the Company; and

(iii)                               Subject to the deposit of the applicable Common Shares in accordance with Section 3.1, Teranga shall pay and deliver to such former holder of Common Shares the Teranga Shares payable and deliverable to such Shareholder, pursuant to Section 2.3(b) and Section 3.3, and the name of such former holder of Common Shares shall be added to the register of holders of Teranga Shares maintained by or on behalf of Teranga.

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3.3          No Fractional Teranga Shares

In no event shall a Shareholder be entitled to a fractional Teranga Share. Where the aggregate number of Teranga Shares to be issued to a Shareholder pursuant to Section 2.3(b) would result in a fraction of a Teranga Share being issuable, the number of Teranga Shares to be issued to each registered Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For all rounding purposes, all Common Shares deposited by a registered Shareholder will be aggregated.

ARTICLE 4
RIGHTS OF DISSENT

4.1          Rights of Dissent

Holders of Common Shares may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth under Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding Section 242 of the BCBCA, the written objection to the Arrangement Resolution referred to in Section 242 of the BCBCA must be received by the Company not later than 5:00 p.m. two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).  Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 2.3(a) and if they:

(a)                                 ultimately are entitled to be paid fair value for such Common Shares by the Company,  will be entitled to be paid the fair value of such Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)                                 ultimately are not entitled, for any reason, to be paid fair value for such Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares.

4.2          Recognition of Dissenting Shareholders

(a)                                 In no circumstances shall Teranga, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)                                 For greater certainty, in no case shall Teranga, the Company or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the Effective Time, and the Common Shares of such Dissenting Shareholders in respect of which Dissent Rights have been validly exercised at the Effective Time shall be deemed transferred to the Company pursuant to Section 2.3(a). In addition to

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any other restrictions under Division 2 of Part 8 of the BCBCA, holders of Common Shares who vote on the Arrangement Resolution (whether in favour or against), or have instructed a proxyholder to vote such Common Shares on the Arrangement Resolution (whether in favour or against) shall not be entitled to exercise Dissent Rights and shall be deemed to have not exercised Dissent Rights in respect of such Common Shares.

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1          Payment and Delivery

(a)                                 Upon the surrender to the Depository of a certificate which immediately prior to the Effective Time represented outstanding Common Shares, together with a duly completed and executed Letter of Transmittal, and any such additional documents and instruments as the Depository may reasonably require, each Common Share represented by such surrendered certificate shall be exchanged by the Depository, and the Depository shall deliver to the applicable Shareholder, as soon as practicable and in accordance Section 2.3(b) and Section 3.3, the certificates representing the Teranga Shares as a result of the  Consideration that such Shareholder is entitled to receive under the Arrangement.

(b)                                 Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented outstanding Common Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 2.3, to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated by Section 2.3(b) and Section 3.3. Any such certificate formerly representing outstanding Common Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in the Company or Teranga.

(c)                                  Any payment made by way of cheque by the Depository on behalf of Teranga pursuant to the Arrangement that has not been deposited or has been returned to the Depository or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in the Company or Teranga.

(d)                                 All dividends payable with respect to any Teranga Shares allotted and issued pursuant to this Arrangement in exchange for Common Shares for which a certificate has not been issued shall be paid or delivered to the Depository to be held by the Depository in trust for the Person entitled thereto upon proper deposit of the applicable Common Shares. All monies received by the Depository shall be invested by it in interest bearing trust accounts upon such terms as the Teranga may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depository in such form as

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Teranga may reasonably require, upon proper deposit of the applicable Common Shares, such distributions and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes.

5.2          Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed in form acceptable to the Company, Teranga and the Depositary, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Teranga Shares which such holder is entitled to receive pursuant to Section 2.3(b) and Section 3.3 . When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such delivery is to be made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Company, Teranga and the Depositary in such sum as the Company or Teranga may direct, or, if permitted by the Company, or Teranga and the Depository, otherwise indemnify the Company and Teranga in a manner satisfactory to the Company, Teranga and the Depository against any claim that may be made against the Company, Teranga or the Depository with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3          Withholding Rights

Teranga, the Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 4.1), such amounts as Teranga, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. The Company, Teranga and the Depositary are authorized to sell or otherwise dispose of such portion of the Consideration as is necessary to provide sufficient funds to the Company, Teranga and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, Teranga or the Depositary, as the case may be, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

5.4          No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.5          Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares issued prior to the Effective Time, (b) the rights and obligations of the Shareholders, holders of Company Options, the Company, Teranga, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or

9

proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1          Amendments to Plan of Arrangement

(a)                                 The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Teranga, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to holders of Common Shares if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Meeting (provided that Teranga shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Company and Teranga (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Teranga, provided that it concerns a matter which, in the reasonable opinion of Teranga, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

(e)                                  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1          Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the company and Teranga shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances,

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instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE B

“ARRANGEMENT RESOLUTION”

BE IT RESOLVED THAT:

1.                                      The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (the “BCBCA”) involving Oromin Explorations Ltd., a corporation existing under the laws of British Columbia (the “Company”), as more particularly described and set forth in the management proxy circular (the “Circular”) of the Company accompanying the notice of this meeting, and as it may be amended, modified or supplemented in accordance with the arrangement agreement dated August 27, 2013, as amended August 29, 2013,  between the Company and Teranga Gold Corporation (as it may from time to time be further amended, modified or supplemented, the “Arrangement Agreement”), is authorized, approved and adopted.

2.                                      The plan of arrangement (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Circular, as it may be amended, modified or supplemented in accordance with its terms and the Arrangement Agreement, is authorized, approved and adopted.

3.                                      The Arrangement Agreement and related transactions, the actions of the directors of the Company in approving the Arrangement, and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are ratified and approved.

4.                                      The Company is authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.                                      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are authorized and empowered to, without notice to or approval of the shareholders of the Company, amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and, subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.                                      Any officer or director of the Company is authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution, the matters authorized thereby, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

SCHEDULE C

“INTERIM ORDER”

(See attached.)

C-1

SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY AUG 29 2013 ENTERED	No. S-136517 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
OROMIN EXPLORATIONS LTD.

OROMIN EXPLORATIONS LTD.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

) THE HONOURABLE JUSTICE
))
BEFORE	) or MASTER MUIR	) 29/August /2013
))

ON THE APPLICATION of the Petitioner, Oromin Explorations Ltd. (“Oromin”) for an Interim Order pursuant to its Petition filed on 29/August /2013, without notice and coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 29/August/2013 and on hearing Ellen M. Snow, counsel for Oromin, and upon reading the Affidavit No. 1 of David Savarie made 28/August/2013 (the “Savarie Affidavit”), and upon being informed that that it is the intention of Teranga Gold Corporation (“Teranga”) to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), to issue, based on the Court’s approval of the Arrangement, common shares of Teranga to holders of Oromin common shares (the “Oromin Shares”) who are resident in the United States in exchange for in accordance with the Plan of Arrangement, without registration under the U.S. Securities Act.

THIS COURT ORDERS that:

DEFINITIONS

1.                                      As used in this Order, unless otherwise defined, terms beginning with capital letters will have the respective meanings set out in the notice of meeting relating to the special meeting of the shareholders of Oromin (the ‘‘Notice’’) and accompanying management information circular of Oromin (the ‘‘Information Circular’’), attached as Exhibit ‘‘A’’ to the Savarie Affidavit.

SPECIAL MEETING

2.                                      Pursuant to section 291(2)(b)(i) and section 289(1)(a)(i) and (e) of the Business Corporations Act (British Columbia) (‘‘BCBCA’’), Oromin is authorized and directed to call, hold and conduct a special meeting (the ‘‘Meeting’’) of the holders of Oromin Shares (“Oromin Shareholders”), to be held at the offices of Stikeman Elliott LLP at 199 Bay Street, 53rd floor, Toronto, Ontario on October 2, 2013 at 9:30 a.m. (Toronto time) to, among other things, consider and, if deemed advisable, to pass, with or without variation, a special resolution (the ‘‘Arrangement Resolution’’) approving and adopting in accordance with section 289(1)(a)(i) and (e) of the BCBCA an arrangement substantially as contemplated in the Plan of Arrangement (the ‘‘Arrangement’’), a draft of which special resolution is attached as Schedule “B” to the Information Circular.

3.                                      The Meeting will be called, held and conducted in accordance with the BCBCA, the Notice, the Information Circular, the constating documents of Oromin and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency (including any inconsistency between this Interim Order and the terms of any instrument creating or governing or collateral to the Oromin Shares) this Interim Order will govern or, if not specified in the Interim Order, the Information Circular will govern.

AMENDMENTS

4.                                      Oromin is authorized to make such amendments, modifications or supplements to the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice as it may determine without any additional notice to or authorization of the Oromin Shareholders or further orders of this Court. The Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice as so amended, modified or supplemented, will be the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice to be submitted to Oromin Shareholders at the Meeting, as applicable, and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5.                                      Notwithstanding the provisions of the BCBCA and the articles of Oromin, the board of directors of Oromin (the “Oromin Board”), subject to the Arrangement Agreement, will be entitled to adjourn or postpone the Meeting by resolution on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Oromin Shareholders respecting the adjournment or postponement, and without the need for approval of this Court.  Notice of any such adjournment or postponement will be given by press release, newspaper advertisement or notice sent to the Oromin Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by the Oromin Board.

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RECORD DATE

6.                                      The record date for determining Oromin Shareholders entitled to receive the Notice, the Information Circular and the form of proxy and Voting Information Form for use by the Oromin Shareholders (collectively, the ‘‘Meeting Materials’’) will be 5:00 p.m. (Toronto time) on August 30, 2013 (the ‘‘Record Date’’), as previously approved by the Oromin Board and published by Oromin, and the Record Date will remain the same despite any adjournments of the Meeting.

NOTICE OF SPECIAL MEETING

7.                                      The Information Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Oromin will not be required to send to the Oromin Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

8.                                      The Meeting Materials, with such amendments or additional documents as counsel for Oromin may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, will be sent:

(a)                                 to Registered Oromin Shareholders, determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the Registered Oromin Shareholder at its address as it appears in Oromin’s central securities register as at the Record Date;

(b)                                 to beneficial Oromin Shareholders (those whose names do not appear in the central securities register of Oromin), by providing, in accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial Oromin Shareholders;

(c)                                  at any time by email or facsimile transmission to any Oromin Shareholder who identifies himself or herself to the satisfaction of Oromin (acting through its representatives), who requests such email or facsimile transmission and, if required by Oromin, agrees to pay the charges related to such transmission; and,

(d)                                 to the directors and auditor of Oromin by prepaid ordinary mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission;

and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

9.                                      The Meeting Materials need not be sent to Registered Oromin Shareholders where mail previously sent to such holders by Oromin or its registrar and transfer agent

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has been returned to Oromin or its registrar and transfer agent on at least two previous consecutive occasions.

10.                               The Information Circular (including the Notice and the Interim Order) with such amendments or additional documents as counsel for Oromin may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order will be sent to the holders of options (the “Options”) to acquire Oromin Shares (the “Optionholders”) as at the Record Date by any method permitted for service to Registered Oromin Shareholders not later than twenty-one (21) days before the Meeting and such mailing, delivery and distribution shall constitute good and sufficient notice of the application and of the hearing in respect of the application upon such persons.

11.                               Accidental failure of or omission by Oromin to give notice to any one or more Oromin Shareholders, or to any of the persons discussed in paragraph 10 of this Interim Order, or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Oromin (including, without limitation, any inability to use postal services) will not constitute a breach of this Interim Order or a defect in the calling of the Meeting and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Oromin, then it will use commercially reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12.                               The Meeting Materials and any amendments, modifications, updates or supplements to the Meeting Materials, and any notice of adjournment or postponement of the Meeting, will be deemed to have been received,

(a)                                  in the case of mailing, at the time specified in section 6 of the BCBCA;

(b)                                  in the case of delivery in person, upon receipt thereof at the intended recipient’s address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)                                   in the case of transmission by email or facsimile, upon the transmission thereof;

(d)                                  in the case of advertisement, at the time of publication of the advertisement;

(e)                                  in the case of electronic filing on SEDAR, upon receipt by Oromin from SEDAR of confirmation of filing; and

(f)                                    in the case of beneficial Oromin Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

13.                               Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Oromin Shareholders or Optionholders of this Order, by news release, newspaper advertisement or by notice sent by any of the means set

4

forth in paragraph 8, as determined to be the most appropriate method of communication by the Oromin Board.

PERMITTED ATTENDEES

14.                               The only persons entitled to attend the Meeting will be:

(a)                                  the Oromin Shareholders as at 5:00 p.m. (Toronto time) on the Record Date, or their respective proxyholders;

(b)                                  directors, officers, auditors and advisors of Oromin;

(c)                                   directors, officers and advisors of Teranga; and,

(d)                                  other persons with the prior permission of the Chair of the Meeting;

and the only persons entitled to vote at the Meeting will be the Registered Oromin Shareholders.

SOLICITATION OF PROXIES

15.                               Oromin is authorized to use the form of proxy in substantially the same form as is attached as Exhibit ‘‘C’’ to the Savarie Affidavit, subject to Oromin’s ability to insert dates and other relevant information in the final form thereof and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate.  Oromin is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

16.                               The procedures for the use of proxies at the Meeting and revocation of proxies will be as set out in the Notice and the Information Circular.

17.                               Oromin may in its discretion generally waive the time limits for the deposit of proxies by Oromin Shareholders if Oromin deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

QUORUM AND VOTING

18.                               At the Meeting, votes will be taken on the following bases:

(a)                                 each registered Oromin Shareholder whose name is entered on the central securities register of Oromin, determined as at 5:00 p.m. (Toronto time) on the Record Date, is entitled to one (1) vote for each Option Share registered in his/her/its name;

(b)                                 the requisite and sole approvals required to pass the Arrangement Resolution will be the affirmative vote of:

(i)                                     at least two-thirds of the total votes cast by the Oromin Shareholders present in person or by proxy and entitled to vote at the Meeting; and

(ii)                                  a simple majority of the total votes cast on the Arrangement Resolution by Oromin Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding Oromin Shareholders the votes of which are required to be excluded from the “minority

5

approval” vote under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

in each case, excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions; and,

(c)                                  a quorum at the Meeting will be two Oromin Shareholders who are, or who represent by proxy, Oromin Shareholders who, in the aggregate, hold at least 5% of the issued Oromin Shares entitled to vote at the meeting, provided that, if a quorum is not reached within half an hour of the opening of the Meeting, the Meeting will stand adjourned to be reconvened without further notice on a day in the next week as determined by the Chair of the Meeting at the same time and place and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the Meeting, the person or persons present and being, or representing by proxy, one or more Oromin Shareholders entitled to attend and vote at the Meeting shall constitute a quorum.

SCRUTINEER

19.                               The scrutineer for the Meeting will be Computershare Investor Services Inc. (acting through its representatives for that purpose). The duties of the scrutineer will include:

(a)                                  reviewing and reporting to the Chair on the deposit and validity of proxies;

(b)                                  reporting to the Chair on the quorum of the Meeting;

(c)                                   reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and,

(d)                                  providing to Oromin and to the Chair written reports on matters related to their duties.

DISSENT RIGHTS

20.                               Each Registered Oromin Shareholder is granted rights to dissent (‘‘Dissent Rights’’) in respect of the Arrangement Resolution, in accordance with Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order, and the Final Order, including that:

(a)                                 any Registered Oromin Shareholder intending to exercise the Dissent Rights must give a written notice of dissent (a ‘‘Dissent Notice’’) to Oromin, 2000 — 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, Attention: David Savarie, to be received by 5:00 p.m. (Toronto time) or the date that is at least two Business Days prior to the date of the Oromin Meeting or any date to which the Oromin Meeting may be postponed;

(b)                                 Registered Oromin Shareholders who exercise such rights of dissent and who:

(i)                                     are ultimately entitled to be paid fair value for their Oromin Shares, which fair value shall be the fair value of such shares immediately

6

before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Oromin, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that Teranga may enter into the agreement with registered holders who exercise such Dissent Rights and apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, in lieu of Oromin; and

(ii)                                  are ultimately not entitled, for any reason, to be paid fair value for their Oromin Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Oromin Shares and shall be entitled to receive only the consideration contemplated in section 2.3(b) of the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights.

(c)                                  For greater certainty, none of Oromin, Teranga, nor any other person will be required to recognize a Dissenting Shareholder as a registered or beneficial shareholder of Oromin Shares after the time that is immediately prior to the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register of Oromin as holders of Oromin Shares at the Effective Time.

APPLICATION FOR FINAL ORDER

21.                               Oromin will include in the Circular a copy of the Notice of Petition herein, in substantially the form attached as Exhibit ‘‘B’’ to the Savarie Affidavit, and the text of this Interim Order (collectively, the ‘‘Court Materials’’), and such Court Materials will be deemed to have been served at the times specified in accordance with paragraph 8 and/or 12 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

22.                              The form of Notice of Petition attached as “Exhibit “B” to the Savarie Affidavit is hereby approved as the form of notice for the hearing of the application for the Final Order.

23.                               The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, will be only:

(a)                            Oromin;

(b)                            Teranga; and

(c)                             Oromin Shareholders and other persons who have served and filed a Response to Petition and have otherwise complied with the Supreme Court Civil Rules and paragraph 25 of this Interim Order.

24.                               The sending of the Meeting Materials in the manner contemplated by paragraph 8 will constitute good and sufficient service and no other form of service need be

7

effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who will:

(a)                                  file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b)                                  deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to Oromin’s counsel at:

Stikeman Elliott LLP
Barristers and Solicitors
1700 — 666 Burrard Street
Vancouver, BC  V6C 2X8

Attention: Ellen M. Snow

by or before 5:00 p.m. (Toronto time) on October 2, 2013.

25.                               Upon the approval by the Oromin Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Oromin may apply to this Court (the ‘‘Application’’) for an Order:

(a)                                 pursuant to section 291(4)(a) of the BCBCA approving the Arrangement; and

(b)                                 pursuant to section 291(4)(c) of the BCBCA declaring that the Arrangement is fair and reasonable to the Oromin Shareholders;

(the “Final Order”)

and the hearing of the Application will be held on October 4, 2013 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

26.                               In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with paragraph 25 of this Order need be served and provided with notice of the adjourned hearing date.

VARIANCE

27.                               Oromin will be entitled, at any time, to apply to vary this Interim Order.

28.                               Rules 8-1 and 16-1(8) — (12) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to

8

vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

/s/ Ellen M. Snow
Signature of Lawyer for the Petitioner,
Oromin Explorations Ltd.

Lawyer: Ellen M. Snow

BY THE COURT
[ILLEGIBLE]
/s/ [ILLEGIBLE]
Registrar

9

SCHEDULE D

“SECTIONS 237-247 OF THE BCBCA”

Division 2 — Dissent Proceedings

Definitions and application

237 (1)         In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)                                 in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)                                 in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)                                  in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)                                 in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)                                 This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)                                 the court orders otherwise, or

(b)                                 in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1)         A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)                                 under section 260, in respect of a resolution to alter the articles

(i)                                     to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)                                  without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)                                 under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)                                  under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)                                 in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)                                  under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)                                   under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)                                  in respect of any other resolution, if dissent is authorized by the resolution;

(h)                                 in respect of any court order that permits dissent.

(2)                                 A shareholder wishing to dissent must

(a)                                 prepare a separate notice of dissent under section 242 for

(i)                                     the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)                                  each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)                                 identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)                                  dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)                                 Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)                                 dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)                                 cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1)         A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)                                 A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)                                 provide to the company a separate waiver for

(i)                                     the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)                                  each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)                                 identify in each waiver the person on whose behalf the waiver is made.

(3)                                 If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)                                 the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)                                 any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)                                 If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1)         If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)                                 a copy of the proposed resolution, and

(b)                                 a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)                                 If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)                                 a copy of the proposed resolution, and

(b)                                 a statement advising of the right to send a notice of dissent.

(3)                                 If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)                                 a copy of the resolution,

(b)                                 a statement advising of the right to send a notice of dissent, and

(c)                                  if the resolution has passed, notification of that fact and the date on which it was passed.

(4)                                 Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241                           If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)                                 a copy of the entered order, and

(b)                                 a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1)         A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)                                 if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)                                 if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)                                  if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)                                     the date on which the shareholder learns that the resolution was passed, and

(ii)                                  the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)                                 A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)                                 on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)                                 if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)                                 A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)                                 within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)                                 if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)                                 A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)                                 if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)                                 if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)                                     the names of the registered owners of those other shares,

(ii)                                  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)                               a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)                                  if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)                                     the name and address of the beneficial owner, and

(ii)                                  a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)                                 The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1)         A company that receives a notice of dissent under section 242 from a dissenter must,

(a)                                 if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)                                     the date on which the company forms the intention to proceed, and

(ii)                                  the date on which the notice of dissent was received, or

(b)                                 if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)                                 A notice sent under subsection (1) (a) or (b) of this section must

(a)                                 be dated not earlier than the date on which the notice is sent,

(b)                                 state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)                                  advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1)         A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)                                 a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)                                 the certificates, if any, representing the notice shares, and

(c)                                  if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)                                 The written statement referred to in subsection (1) (c) must

(a)                                 be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)                                 set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)                                     the names of the registered owners of those other shares,

(ii)                                  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)                               that dissent is being exercised in respect of all of those other shares.

(3)                                 After the dissenter has complied with subsection (1),

(a)                                 the dissenter is deemed to have sold to the company the notice shares, and

(b)                                 the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)                                 Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)                                 Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)                                 A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1)         A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)                                 promptly pay that amount to the dissenter, or

(b)                                 if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)                                 A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)                                 determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)                                 join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)                                  make consequential orders and give directions it considers appropriate.

(3)                                 Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)                                 pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)                                 if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)                                 If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)                                 the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)                                 if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)                                 A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)                                 the company is insolvent, or

(b)                                 the payment would render the company insolvent.

Loss of right to dissent

246                           The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)                                 the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)                                 the resolution in respect of which the notice of dissent was sent does not pass;

(c)                                  the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)                                 the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)                                  the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)                                   a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)                                  with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)                                 the notice of dissent is withdrawn with the written consent of the company;

(i)                                     the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247                           If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)                                 the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)                                 the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)                                  the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE E

“NOTICE OF PETITION”

(See attached.)

E-1

No. S-136517
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
OROMIN EXPLORATIONS LTD.

OROMIN EXPLORATIONS LTD.

PETITIONER

NOTICE OF PETITION

TO:                                                                           The holders of the securities of Oromin Explorations Ltd. (“Oromin”).

AND TO:                                             Teranga Gold Corporation (“Teranga”)

NOTICE IS HEREBY GIVEN that Oromin has filed a Petition to the Court in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto, of an arrangement contemplated in an Arrangement Agreement dated August 27, 2013 involving Oromin and Teranga (the “Arrangement”).

NOTICE IS FURTHER GIVEN that by Order of Master Muir, a master of the Supreme Court of British Columbia, dated August 29, 2013, the Court has given directions by means of an interim order (the ‘‘Interim Order’’) as to the calling of a meeting (the ‘‘Meeting’’) of the registered holders of common shares of Oromin (“Oromin Shareholders”) for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Oromin intends to apply to the Supreme Court of British Columbia for a final order (the ‘‘Final Order’’) declaring the Arrangement to be fair and reasonable to the Oromin Shareholders and the holders of Oromin option, (collectively, the “Oromin Securityholders”) and accordingly approving it, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on October 4, 2013 at 9:45 a.m. (Vancouver local time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is fair to the Oromin Securityholders will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, pursuant to section 3(a)(10) thereof, upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled ‘‘Response to Petition’’ together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioner’s address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on October 2, 2013.

YOU OR YOUR SOLICITOR may file the Response to Petition.  You may obtain a form of Response to Petition at the Registry.  The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you.  If the Arrangement is approved, it will affect the rights of Oromin Securityholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Oromin Securityholder upon request in writing addressed to the solicitors of Oromin at the address for delivery set out below.

The Petitioner’s address for delivery is:

Stikeman Elliott LLP
Barristers and Solicitors
1700 — 666 Burrard Street
Vancouver, BC  V6C 2X8
Attention:  Ellen M. Snow

DATED this 29th day of August, 2013

/s/ Ellen M. Snow
Solicitor for the Petitioner

SCHEDULE F

“FAIRNESS OPINION”

KOGER VALUATIONS INC.

Business Valuation and

Litigation Support

45 Coalport Dr.

Toronto, Ontario

M1N 4B5

Bus/Fax (416) 690-7717

Res. (416) 694-4633

PRIVATE & CONFIDENTIAL

August 27, 2013

The Board of Directors of Oromin Explorations Ltd.

Koger Valuations Inc. (“Koger”, “we” or “us”) understands that: (i) Teranga Gold Corporation (“Teranga”) made a formal offer to acquire all of the issued and outstanding common shares (the “Common Shares”) of Oromin Explorations Ltd. (“Oromin” or the “Company”) by way of a take-over bid circular dated June 19, 2013, as varied, amended and supplemented by a notice of change, variation and extension dated July 26, 2013 (collectively the “Offer”); (ii) after taking up and paying for all Common Shares deposited to the Offer, Teranga held approximately 72.63% of the outstanding Common Shares; (iii) Teranga and the Company entered into a support agreement dated July 22, 2013 (the “Support Agreement”) in connection with the Offer, which provided that, among other things, Teranga would following the completion of the Offer use commercially reasonable efforts to acquire the balance of the Common Shares not deposited to the Offer; (iv) Teranga has proposed to acquire all Common Shares not validly deposited to the Offer in consideration of 0.6 of a common share of Teranga for each Common Share held by way of plan of arrangement (the “Arrangement”) involving the Company and Teranga under Section 288 of the Business Corporations Act (British Columbia) and, in connection therewith, Teranga and the Company propose to enter into an arrangement agreement (the “Arrangement Agreement”); (v) the Company has called a special meeting (the “Meeting”) of the holders of Common Shares (the “Shareholders”) to be held on October 2, 2013 to consider and if deemed advisable to pass a special resolution (the “Arrangement Resolution”) approving the Arrangement, all as to be more particularly described in a management information circular (the “Circular”) of the Company; and (vi) Teranga has informed the Company that it intends to vote all Common Shares held by it in favour of the Arrangement Resolution, and as result, approval of the Arrangement at the Meeting is assured based on the current number of Common Shares outstanding.

You have requested a fairness opinion (the “Fairness Opinion”) in connection with the Arrangement Agreement, the Arrangement and the transactions contemplated therein.

Capitalized terms in this opinion that are not separately defined have the same meaning attributed to them in the Circular.

The Board of Directors of Oromin (the “Board”) have retained Koger to provide the Fairness Opinion, from a financial point of view, of the Arrangement to the Shareholders (other than Teranga). This Fairness Opinion has been prepared in accordance with the standards of the Canadian Institute of Chartered Business Valuators.

CREDENTIALS OF KOGER

Koger is a business valuation firm in its twenty-third year of operation. The firm has broad based experience in providing valuation, fairness opinions and other services to both private and public Canadian companies operating in a variety of different industries.

F-1

ENGAGEMENT OF KOGER BY THE BOARD OF OROMIN

The Board of Directors formally retained Koger on August 20, 2013 to provide an opinion as to fairness, from a financial point of view, of the Arrangement. Pursuant to the terms of the Engagement, Oromin has agreed to pay Koger a fee of not more than $20,000 for its services. No portion of the Koger fee is contingent on the approval or completion of the Arrangement, or on the conclusions reached herein.

Subject to the terms of the Engagement, Koger consents to the inclusion of the Fairness Opinion in its entirety in the Circular and to the filing thereof with Canadian securities regulatory authorities.

INDEPENDENCE OF KOGER

The analyses and research used in preparing the Fairness Opinion were carried out solely by Thomas A. Koger, the President of Koger, as an independent and neutral expert. No one has put any restriction on the scope of his work, opinion or conclusions. We, and Mr. Koger in his personal capacity, also confirm that we have no financial interest or future expected financial interest in the Company, Teranga or their related companies.

TERANGA AND OROMIN

Teranga is a Canadian-based gold company listed on the Toronto Stock Exchange (TSX:TGZ) and Australian Securities Exchange (ASX:TGZ). Teranga is principally engaged in the production and sale of gold in Senegal, as well as related activities such as exploration and mine development.

Oromin (TSX:OLE and OTC/BBLEPF) is a growth-oriented resource company focused on exploring the Sabodala gold belt in Senegal, West Africa. Its main asset is its investment in the Oromin Joint Venture Group Ltd. (“OJVG”) wherein the Company has a 43.5% interest in 90% of the OJVG Gold Project. The Company is managed by experienced industry professionals with a track record of discovery. To date Oromin has been focused on advancing the OJVG Gold Project in Senegal, which is comprised primarily of the Masato and Golouma deposits, located adjacent to Teranga’s Sabodala mine/mill in Senegal.

SCOPE OF REVIEW

In preparing our Fairness Opinion, we have, among other things, reviewed and relied on the following information:

1.                                     the draft Circular;

2                                         the draft Arrangement Agreement;

3.                                     the Teranga Notice of Change, Variation and Extension of Teranga’s offer to purchase all of the outstanding common shares (together with the associated rights issued under the shareholder plan) of Oromin not already held by Teranga and its affiliates for the increased consideration of 0.60 of a common share of Teranga for each Common Share dated July 26, 2013;

4.                                     the Teranga Offer to Purchase all of the outstanding common shares (together with associated rights issued under the shareholder rights plan) of Oromin not already held by Teranga and its affiliates for consideration of 0.582 of a common share of Teranga for each Common Share dated June 19, 2013;

5.                                      the press release by Teranga and Oromin dated July 22, 2013 “Teranga and Oromin Announce Friendly Transaction”;

6.                                      the press release by Teranga and Oromin dated August 7, 2013 “Terranga and Oromin Announce Completion of Offer”;

7.                                      the Oromin Directors’ Circular relating to the unsolicited offer by Teranga to purchase all of the outstanding common shares (together with associated rights issued under the shareholder rights plan) of Oromin dated July 3, 2013;

8.                                      the Oromin Supplementary Directors’ Circular recommending acceptance of the varied offer by Teranga to purchase all of the outstanding common shares (together with the associated rights issued under the shareholder rights plan) of Oromin dated July 29, 2013 wherein the Board unanimously recommends that Shareholders accept the improved Teranga offer and tender their common shares to the improved Teranga offer;

9.                                      the Support Agreement;

10.                               the agreement with IAMGOLD dated June 2, 2013 wherein it agreed to tender its shares of Oromin to the Offer and the amendment to the agreement to tender dated July 22, 2013;

11.                               audited financial statements of the Company for each of the five years ended February 28, 2009, 2010 and 2011, February 29, 2012 and February 28, 2013 as audited by Davidson Partners;

12.                               the unaudited interim report of the Company for the quarter ended May 31, 2013 and the Management Discussion and Analysis related thereto;

13.                               the unaudited interim condensed financial statements of Teranga for the three and six months ended June 30, 2013;

14.                               the Information Circulars for the annual general and special meeting of the Shareholders for each of the two years ended February 29, 2012 and February 28, 2013 for the Company;

15.                               annual information forms of the Company for each of the two years ended February 29, 2012 and February 28, 2013;

16.                               the June 2013 presentation of Teranga “Creating the Preeminent Senegalese Gold Story”;

17.                               the shareholders agreement among OJVG, Badr Investment & Finance Company, Bendon International Limited and Sabodala Holding Limited, dated December 18, 2006, and the related amendment dated January 1, 2007;

18.                               confirmation of the outstanding shareholder advance and accrued interest balances noted in the report completed by Ernst & Young LLP for OJVG dated May 15, 2013;

19.                              the press release of the Company dated October 1, 2012 announcing an increase in gold resources at the OJVG Golourna Gold Project;

20.                               the technical report on the updated feasibility study of OJVG Golouma Gold Project dated January 30, 2013 prepared by SRK Consulting (Canada) Inc. (the “January 2013 OJVG Feasibility Study”);

21.                               the technical report on the updated preliminary economic assessment of the heap leach potential for OJVG Golouma Gold Project dated January 30, 2013 prepared by the Company in association with various technical advisors (the “January 2013 Heap Leach Report”);

22.                               unaudited financial projections for OJVG Golouma Gold Project for the period from December 2013 to December 2032 prepared by the Company and its technical advisors in conjunction with the January 2013 OJVG Feasibility Study and the January 2013 Heap Leach Report;

23.                               the technical report on the Sabodala Gold Project issued on June 7, 2012 with the effective date of December 31, 2011 prepared by AMC Mining Consultants (Canada) Ltd.;

24.                               the audited financial statements of Teranga for the 15 months ended December 31, 2011 and for the 12 months ended December 31, 2012 as audited by Deloitte;

25.                               the annual reports of Teranga for the 15 months ended December 31, 2011 and for the 12 months ended December 31, 2012;

26.                               Teranga Management’s Discussion and Analysis (MD&A) for the twelve months ended December 31, 2012;

27.                               the Notice of Annual General Meeting of Shareholders and Management Proxy Circular for Teranga for the year ended December 31, 2011 and the Amended and Restated Notice of Annual and Special Meeting of Shareholders and Amended and Restated Management Proxy Circular of Teranga for the year ended December 31, 2012;

28.                               annual information forms of Teranga for each of the periods ended December 31, 2011 and 2012;

29.                               the press release by Teranga dated May 31, 2013 “Definitive Global Agreement with the Republic of Senegal;

30.                               the announcement dated June 7, 2013 by Mineral Deposits Limited “MDL Nomination of Directors to the Board of Teranga Gold Corporation — Time for a Change”;

31.                              the press release by Teranga dated June 10, 2013 “Teranga Board Strongly Opposes Mineral Deposits Opportunistic Proposal; Advises Shareholders to Vote Against MDL Nominees”;

32.                               the press release by Teranga dated July 18, 2013 “Teranga Announces a One-Year Extension to the Final Repayment Date of its Existing US$60 million Loan Facility”;

33.                               the press release by Teranga dated August 7, 2013 regarding the June Quarter Report;

34.                               unaudited monthly operational and financial projections for Teranga for the period from January 2013 to December 2013 prepared by Teranga management;

35.                               unaudited annual operational and financial projections for Teranga for the period from January 2013 to December 2025 prepared by Teranga management;

36.                               unaudited pro forma annual operational and financial projections for Teranga in respect of a combination with the Company for the period from January 2013 to December 2028 prepared by Teranga management;

37.                               the English translation of Amendment No. 7 to the Mining Agreement between the Republic of Senegal and Teranga dated May 29, 2013;

38.                               discussion with certain executives of Teranga and Oromin with respect to the historical and prospective performance of the companies;

39.                               discussions with legal counsel to Teranga and Oromin;

40.                               historical share quotations and trading volumes for Teranga and Oromin;

41.                               publicly available information on Teranga and Oromin and the gold mining industry; and,

42.                               a representation letter dated August 27, 2013 from the Company addressed to Koger representing, among other things, that the information provided to Koger in respect of the Fairness Opinion is true to the best knowledge of management and that no material information has been withheld which might reasonably affect the Fairness Opinion.

Additional information and calculations prepared in the preparation of this Fairness Opinion are contained in our files. Not all of the press releases we reviewed are listed as they are redundant to other documents listed.

QUALIFICATIONS AND RESTRICTIONS

Koger understands that this Fairness Opinion will be included in the Circular. We do not assume any responsibility to the parties to the Arrangement or to third parties if the Fairness Opinion is used in ways other than for its intended purpose. We reserve the right (but will be under no obligation) to revise our Fairness Opinion in the light of any new facts, trends, or changing conditions subsequently brought to our attention and which may have existed at the date of this Fairness Opinion.

ASSUMPTIONS

In preparing this Fairness Opinion, we have assumed that all information supplied to us by the management of the Corporation is accurate and complete. We have further assumed that the Company has disclosed to us all significant factors, contracts or agreements in effect at the date hereof that would have an impact as to the conclusions arrived at in this report.

With respect to the operations of the Company we have assumed that they do not have any material undisclosed liabilities with respect to compliance with environmental or other laws.

At the date of this Fairness Opinion we have assumed that there were no other contracts or agreements, other than those already disclosed to us, that were being negotiated or that would have a material effect on the future cash flows of the Company and the risk associated with those cash flows. We have also assumed that the Company does not have any material contingent liabilities other than those disclosed in the ordinary course of business and no material litigation is pending or threatened (other than the Bendon litigation) which may have an impact on the values presented herein for the Company.

All required licenses, consents, other legislative or administrative authorizations from any government or private entity have been obtained by the Company and were in force at the date of this Fairness Opinion.

APPROACH TO FAIRNESS

The analyses we prepared in issuing this Fairness Opinion must be considered as a whole.

In assessing the fairness of the proposed Arrangement, from a financial point of view, we considered a number of factors including, but not limited to:

1.                                      The ratio of the common shares of Teranga to be paid for the Common Shares and the substantial premium to share trading prices prior to the Offer reflected in that ratio. The Offer was accepted by significant shareholders of Oromin including IAMGOLD;

2.                                      No other offers would likely be forthcoming to the Shareholders from other outside parties given the auction process undertaken by Oromin prior to entering into the Support Agreement with Teranga and given the premium to trading prices reflected in the Arrangement;

3.                                     The Arrangement provides a greater opportunity for Shareholders to realize on their investment on a timely basis as Teranga is further developed and is generating cash flow from its mining operation while Oromin’s joint venture has yet to finance a mill and commence production of gold from its ore reserves;

4.                                    There can be substantial potential synergies from the combined Oromin and Teranga operations through the increased processing of ore at Teranga’s existing mill and through the reductions from the combined costs of operations. Teranga is operating an ore processing plant where Oromin reserves can be processed.  Shareholders would benefit as shareholders of Teranga should those synergies be realized; and

5.                                     The shares of Teranga offered likely have greater liquidity than those of Oromin given the higher trading volumes of Teranga.

CONCLUSION

Based upon and subject to the foregoing, we are of the opinion that the Arrangement is fair, from a financial point of view, to the Shareholders (other than Teranga).

Yours truly,

Koger Valuations Inc.

The Depositary for the Arrangement is:

By Mail	By Registered Mail, by Hand or by Courier

The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950	130 King Street West, Suite 2950
P.O. Box 361	Toronto, Ontario M5X 1E2
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-229-8651

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Circular and the Letter of Transmittal may be directed to the Depositary.

LETTER OF TRANSMITTAL

to accompany certificates for Common Shares of

Oromin Explorations Ltd.

Please carefully review the instructions before completing this Letter of Transmittal.
Kingsdale Shareholder Services Inc., your investment advisor, stockbroker, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Transmittal.

This Letter of Transmittal is for use by registered holders (the “Shareholders”) of common shares (the “Common Shares”) of Oromin Explorations Ltd. (“Oromin” or the “Company”) in connection with the special resolution (the “Arrangement Resolution”) that is being submitted for approval at the special meeting of Shareholders to be held on October 2, 2013.  If adopted, the Arrangement Resolution will approve a court-approved plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Company and Teranga Gold Corporation (“Teranga”). Shareholders are referred to the Notice of Special Meeting and Management Proxy Circular dated as of August 30, 2013 (the “Circular”) that accompanies this Letter of Transmittal. Capitalized Terms used but not defined in this Letter of Transmittal that are used in the Circular have the respective meanings set out in the Circular, including the schedules attached thereto.

If the Arrangement Resolution is passed, the Final Order is obtained, all requirements of the BCBCA relating to the Arrangement are completed and all other conditions to closing set out in the Arrangement Agreement are satisfied or waived, the Effective Date of the Arrangement is anticipated to be on or about October 7, 2013. Under the Arrangement, Teranga will acquire all issued and outstanding Common Shares that it does not currently own, and the Company will become a wholly-owned subsidiary of Teranga.

Pursuant to the Arrangement Agreement, no fractional shares will be issued in connection with the Arrangement and, in the event that a Shareholder would otherwise be entitled to receive a fractional Teranga Share upon completion of the Arrangement, such fraction will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number.

It is recommended that Shareholders return this Letter of Transmittal as soon as possible, together with all other required documents and the accompanying Common Share certificate(s) representing their Common Shares, to Kingsdale Shareholder Services Inc. (the “Depositary”) at the address set forth on the back page of this Letter of Transmittal as soon as possible. If you are a U.S. Person (as defined in Instruction 6, “Substitute Form W-9 for U.S. Persons Only”), you must also complete the Substitute Form W-9 set forth on page 6 (see Instruction 6, “Substitute Form W-9 for U.S. Persons Only”).

TO:                                                 OROMIN EXPLORATIONS LTD.

AND TO:                   KINGSDALE SHAREHOLDER SERVICES INC. (the “Depositary”), at its office set out below.

In connection with the Arrangement, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing Common Shares, the details of which are as follows:

Certificate number(s)	Name in which Registered (please print and fill-in exactly as name(s) appear on certificates)	Number of Common Shares Deposited

Total:

Note: Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form above.

It is understood that, following the Effective Date, upon receipt of this Letter of Transmittal duly and properly completed and executed in accordance with the instructions set out below, the certificate(s) representing the Common Shares deposited herewith (the “Deposited Shares”) and any additional documents that as the Company or the Depositary may reasonably require, the Depositary will deliver or cause to be delivered to the undersigned a certificate representing the Teranga Shares, to which the undersigned is entitled to receive under the Arrangement.

Any certificate which immediately before the Effective Date represented Common Shares and which has not been duly surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Company, Teranga or the Depositary. On such date, all Teranga Shares to which the former holder of such certificates was entitled shall be deemed to have been surrendered to Teranga. Accordingly, persons who deposit certificates for Teranga Shares after the sixth anniversary of the Effective Date will not receive Teranga Shares, will not own any interest in Teranga, and will not be paid any cash or other compensation.

The undersigned acknowledges receipt of the Circular and covenants, represents and warrants in favour of each of the Company, Teranga and the Depositary that: (a) the undersigned is the registered owner of the Deposited Shares; (b) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares to any person; (c) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares; (d) the surrender of the Deposited Shares complies with applicable laws; (e) the undersigned has good and marketable title to the Deposited Shares, and such Deposited Shares are free and clear of any liens, restrictions, charges, encumbrances, claims and rights of others; and (f) all information provided in this Letter of Transmittal by the undersigned is accurate and complete. These representations and warranties shall survive the completion of the Arrangement.

Except with respect to any proxy deposited in connection with the Arrangement Resolution or the Meeting, the undersigned hereby revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares, other than as granted in this Letter of Transmittal. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares.

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The undersigned (a) covenants under the terms of this Letter of Transmittal to execute, upon request of Oromin or the Depositary, any additional documents, transfers, signature guarantees and other assurances as may be necessary or desirable to duly complete the deposit of the Deposited Shares and, if applicable, (b) irrevocably constitutes and appoints, effective at and after the Effective Time, each director and officer of the Oromin and any other person designated by Oromin in writing as the true and lawful agent, attorney, attorney-in-fact and proxy of the undersigned with respect to such matters, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), and (c) acknowledges that all authority herein conferred or agreed to be conferred is, to the greatest extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the greatest extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The Depositary will act as the agent of the undersigned for the purposes of transmitting Common Shares and receipt thereof by the Depositary will be deemed to constitute receipt by persons depositing Common Shares in connection with the Arrangement. Settlement with each holder of Deposited Shares will be made by the Depositary or caused to be made by forwarding a certificate representing Teranga Shares.

Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the applicable certificate(s) representing Teranga Shares will be issued in the name of the registered holder of the Deposited Shares. The certificate(s) representing Teranga Shares will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate(s) representing Teranga Shares will be sent to the address of the depositing Shareholder as shown on the register of the Company maintained by its transfer agent.

It is understood that the undersigned will not receive a certificate(s) representing Teranga Shares in respect of the Deposited Shares until after the Arrangement is consummated and until the certificate(s) representing the Common Shares registered in the name of the undersigned are received by the Depositary at the address below, together with such additional documents as the Depositary or Oromin may require, and until the same are processed for payment by the Depositary. If the Arrangement is not completed for any reason, the enclosed share certificates and all other ancillary documents will be returned forthwith to the undersigned by first-class mail in the name of and to the address specified by the undersigned in Box B of this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Oromin’s transfer agent.

By reason of the use by the undersigned of an English language form of Letter of Transmittal and the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l’arrangement, telle qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A	BOX B
REGISTRATION INSTRUCTIONS	DELIVERY INSTRUCTIONS
ISSUE CERTIFICATE(S) IN THE NAME OF:	SEND CERTIFICATE(S) TO:
(please print or type)	(please print or type)
☐ Same as address in Box A, or to:
(Name)

(Name)
(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal (or Zip) Code))	(City and Province or State)

(Telephone — Business Hours)	(Country and Postal (or Zip) Code))

(Tax Identification, Social	(Telephone — Business Hours)
Insurance or Social Security Number)
(Tax Identification, Social
Insurance or Social Security Number)
BOX C	BOX D
SIGNATURE GUARANTEE	SIGNATURE

Signature Guaranteed by:	DATED:	, 2013
(if required under Instruction 3)

Authorized Signature	Signature of Shareholder (and any Joint
Shareholder) or Authorized Representative
(See Instruction 2)

Name of Guarantor (please print clearly or type)	Name of Shareholder (please print clearly or type)

Address, including postal or zip code	Name of Authorized Representative,
(please print clearly or type)	if applicable (please print clearly or type)

Telephone Number of Shareholder

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BOX E

STATUS AS U.S. SHAREHOLDER

TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW

(See Instruction 9)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐                                    The person signing this Letter of Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐                                    The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any holder of Common Shares that is either (a) providing an address in Box A that is located within the United States or any territory or possession thereof or (b) that is a U.S. Person for United States federal income tax purposes.

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you must generally complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in Instruction Error! Reference source not found., “Important Tax Information For U.S. Shareholders”.

If you are a U.S. Shareholder, you must also complete the accompanying Substitute Form W-9.

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SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE	Part I — Taxpayer Identification Number -
Form W-9 Department of the Treasury Internal Revenue Service

For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Social Security Number OR Employer Identification Number
Payor’s Request for Taxpayer Identification Number (“TIN”)
	Name		(If awaiting TIN, write “Applied For”)

Business Name

	☐	Please check appropriate box

Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

	☐	Individual/Sole Proprietor
	☐	C Corporation
	☐	S Corporation
	☐	Partnership
	☐	Trust/Estate
	☐	Other
	☐	Limited Liability Company.	Exempt ☐
Enter the tax classification (S = S corporation, C = C corporation, P = partnership):

Address

City, State, Zip Code

Part III — Certification - Under penalties of perjury, I certify that:

(1)                                 The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2)                                 I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Services (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)                                 I am a U.S. citizen or other U.S. Person (defined below).

Certification Instructions — You must cross out (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature	Date

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Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

DEFINITION OF A U.S. PERSON: For U.S. federal income tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership or corporation created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

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INSTRUCTIONS

1.                                      Use of Letter of Transmittal

It is strongly recommended that, prior to completing this Letter of Transmittal, you read the Circular.

This Letter of Transmittal (or a manually executed facsimile hereof), properly completed and duly executed, together with accompanying Certificate(s) representing Common Shares and all other documents required by the Company and the Depositary must be received by the Depositary at the offices of the Depositary specified on this Letter of Transmittal.

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) (or a Book-Entry Confirmation, as applicable) representing Common Shares and all other requisite documents is at the option and sole risk of the Person delivering same, and delivery will be deemed to be effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the offices of the Depositary specified in this Letter of Transmittal. Alternatively, if sent by mail, registered mail, with return receipt is recommended. Non-registered Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder for assistance in completing this Letter of Transmittal and depositing their Common Shares. Delivery to an office other than the specified office does not constitute delivery for this purpose.

2.                                      Signing this Letter of Transmittal

(a)                                 This Letter of Transmittal must be duly completed and signed by the Shareholder or by the Shareholder’s duly authorized representative. If signed by the registered Shareholder, the signature must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the certificate(s) representing Common Shares is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of the Company:

(i)                                     the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)                                  the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

(iii)                               such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange

8

in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

3.                                      Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of Common Share certificate(s) deposited herewith or if the certificate(s) representing Common Shares is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of the Company, such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s authority to act. Either Teranga, at their sole discretion, or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.                                      Delivery Instructions

If any share certificate is to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal entitled “Registration Instructions”, then Box B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Box B is not completed, any certificates issued in exchange for Deposited Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of the Company or its registrar and transfer agent. Any certificate(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.                                      Substitute Form W-9 for U.S. Persons Only

United States federal income tax law generally requires a U.S. Person who receives cash in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a U.S. Person who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding on the gross proceeds of any payment received from the Depositary. If withholding results in an overpayment of taxes, a refund may be obtained by timely filing a U.S. tax return.

To prevent backup withholding, each U.S. Person must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. citizen or other U.S. person as defined on the attached Substitute Form W-9.

9

Exempt holders (including, among others, all C corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Person does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold a portion of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary.

If a Shareholder has a U.S. address, but is not a U.S. Person, such holder is required to submit an appropriate and properly completed IRS Form W 8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W 9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING ON THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE ARRANGEMENT; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

7.                                      Miscellaneous

(a)                                 If Deposited Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(b)                                 No alternative, conditional or contingent surrender of Common Shares will be accepted. All surrendering Shareholders waive any right to receive any notice of acceptance of Common Shares by executing this Letter of Transmittal (or a manually executed facsimile hereof).

(c)                                  Before completing this Letter of Transmittal, you are urged to read the accompanying Circular.

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(d)                                 The Company and Teranga reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by them.

(e)                                  Depositing Shareholders agree that such determination shall be final and binding. The Company and Teranga reserve the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares will be determined by the Company and Teranga in their sole discretion. No deposit of Deposited Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on the Company, Teranga or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give such notice. The Company and Teranga’s interpretation of the terms and conditions of the Arrangement, the Circular and this Letter of Transmittal will be final and binding

(f)                                  Additional copies of the Circular and this Letter of Transmittal may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

(g)                                  This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario.

8.                                      Lost Certificates

If a certificate representing Common Shares has been lost, stolen, destroyed, the registered holder of that certificate should immediately contact the Depositary (see back cover page for address and telephone numbers). Such registered Shareholder will be required to complete and submit certain documentation, including a bond and/or indemnity, before such registered Shareholder can receive the Teranga Shares under the Plan of Arrangement. This Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary who will respond with the replacement requirements.

9.                                      Privacy Notice

The Depositary is committed to protecting your personal information.  In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services.  We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected.  It is available at our website at www.kingsdaleshareholder.com, or by writing us at 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

10.                               Requests for Assistance or Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of the Circular or this Letter of Transmittal may be obtained without charge on request from the Depositary at the telephone number and address set forth on the back page of this Letter of Transmittal. Non-registered Shareholders may also contact their local broker, dealer, commercial bank, Canadian chartered bank, trust company or other nominee for assistance.

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FOR U.S. PERSONS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this Type of Account:			Give Name and Taxpayer Identification Number of
1.	Individual		The Individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)
4.	a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
	c.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Treasury Regulation section 1.671-4(b)(2)(i)(A))	The grantor
	d.	Grantor trust filing under Form 1041 Filing Method or Optional Form 1099 Filing Method 2 (see Treasury Regulation section 1.671-4(b)(2)(i)(B))	The trust
5.	Sole proprietorship or a disregarded entity owned by an individual		The owner(3)
6.	Disregarded entity not owned by an individual		The owner
7.	A valid trust, estate, or pension trust		The legal entity(4)
8.	Corporation (or LLC electing corporate status on Form 8832 or Form 2553)		The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization		The organization
10.	Partnership or multi-member LLC treated as a partnership		The partnership
11.	A broker or registered nominee		The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

(1)                                 List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)                                 Circle the minor’s name and furnish the minor’s social security number.

(3)                                 You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)                                List first and circle the name of the trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME LISTED, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

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Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W- 7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Note: Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Substitute Form W-9, include your TIN, sign and date the form, and give it to the payer.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(a)                                 An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2);

(b)                                 The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

(c)                                  An international organization or any agency or instrumentality thereof;

(d)                                 A foreign government and any political subdivision, agency or instrumentality thereof;

(e)                                  A C corporation;

(f)                                   A financial institution;

(g)                                  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(h)                                 A real estate investment trust;

(i)                                     A common trust fund operated by a bank under Section 584(a);

(j)                                    An entity registered at all times during the tax year under the Investment Company Act of 1940;

(k)                                 A futures commission merchant registered with the Commodity Futures Trading Commission; and

(l)                                     A foreign central bank of issue.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH

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YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to the payer. Certain penalties may also apply.

Penalties

(1)                                 Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)                                Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S.$500 penalty.

(3)                                 Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

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The Depositary is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-229-8651

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions and requests for assistance may be directed to the Depositary at the telephone number, e-
mail address and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The following information is applicable to the Registrant.

Indemnification Provisions

(1)                                 Section 124B of the Canada Business Corporations Act provides, in part, as follows:

“Indemnification

124.                        (1)                                 A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

Advance of costs

(2)                                 A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

Limitation

(3)                                 A corporation may not indemnify an individual under subsection (1) unless the individual

(a)                                 acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Indemnification in derivative actions

(4)                                 A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

Right to indemnity

(5)                                 Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

(a)                                 was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)                                 fulfils the conditions set out in subsection (3).

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Insurance

(6)                                 A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a)                                 in the individual’s capacity as a director or officer of the corporation; or

(b)                                 in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

Application to court

(7)                                 A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

Notice to Director

(8)                                 An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

Other notice

(9)                                 On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.”

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(2)                                 Section 6 of By-Law No. 1 of the Registrant provides as follows:

“Section 6.2                              Indemnity.

The Corporation will indemnify to the fullest extent permitted by the Act (i) any director or officer of the Corporation, (ii) any former director or officer of the Corporation, (iii) any individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, and (iv) their respective heirs and legal representatives. The Corporation is authorized to execute agreements in favour of any of the foregoing persons evidencing the terms of the indemnity. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3                                    Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 against such liabilities and in such amounts as the directors may determine and as are permitted by the Act.

The Registrant has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. The Registrant’s directors and officers are covered by directors’ and officers’ liability insurance.”

(3)                                 Indemnification Agreements

The directors and officers of the Registrant (for purposes of this Section, each an “Indemnified Party”, and collectively, the “Indemnified Parties”) have entered into individual indemnity agreements with the Registrant (for purposes of this Section, the “Agreements”) that provide for indemnification in respect of certain liabilities or expenses which may be incurred as a result of acting as a director and/or officer of Registrant.

The Agreements provide a general indemnity, to the fullest extent permitted by law, from and against losses, including taxes, which the Indemnified Parties may suffer in respect of any action or proceeding to which an Indemnified Party is made a party by reason of being or having been a director and/or officer of the Registrant (for purposes of this Section, a “Claim”), including any amount paid to settle an action or satisfy a judgment, provided that (i) the Indemnified Party acted honestly and in good faith with a view to the best interests of the Registrant; and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that their conduct was lawful.  Costs incurred by an Indemnified Party in the successful defense of a Claim will also be indemnified.  The Agreements also provide for reimbursement of reasonable expenses incurred in carrying out the Indemnified Parties’ duties as directors and/or officers and indemnification against derivative claims and liabilities arising by operation of statute.  The Registrant may also advance up to $500,000 (or a greater amount if determined appropriate by the board of directors) upon the reasonable request of an Indemnified Party in respect of any costs, charges or expenses reasonably incurred by the Indemnified Party in defending or preparing for any Claim or other matter for which the Indemnified Party may be entitled to an indemnity or reimbursement under the Agreements.  The Registrant also provides the Indemnified Parties with directors’ and officers’ liability insurance pursuant to the Agreements.  The Agreements survive until 15 years after the respective Indemnified Party has ceased to act as a director and/or officer of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the applicable provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit Number	Description
1.1	Press Release, dated June 19, 2013*

1.2	Press Release, dated July 22, 2013 (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Registrant with the SEC on July 24, 2013)

1.3	Press release, dated August 7, 2013 (incorporated by reference to Rule 425 filing filed by the Registrant with the SEC on August 7, 2013)

1.4	Press Release, dated August 27, 2013 (incorporated by reference to Rule 425 filing filed by the Registrant with the SEC on August 28, 2013)

2.1

Lock-up Agreement, dated as of June 2, 2013, between the Registrant and IAMGOLD Corporation (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Schedule 13D filed by the Registrant with the SEC on June 3, 2013)

2.2

Amendment, dated July 22, 2013, to the Lock-Up Agreement between the Registrant and IAMGOLD Corporation, dated as of June 2, 2013 (incorporated by reference to Exhibit 99.3 to Amendment No. 2 to the Schedule 13D filed by the Registrant with the SEC on July 24, 2013)

2.3

Support Agreement, dated July 22, 2013, between the Registrant and Oromin Explorations Ltd. (incorporated by reference to Exhibit 99.2 to Amendment No. 2 to the Schedule 13D filed by the Registrant with the SEC on July 24, 2013)

2.4

From of Lock-Up Agreement, between the Reporting Person and each of the directors and officers of Oromin Explorations Ltd. (incorporated by reference to Exhibit 99.4 to Amendment No. 2 to the Schedule 13D filed by the Registrant with the SEC on July 24, 2013)

2.5	Amending Agreement, dated as of August 29, 2013, between the Registrant and Oromin Explorations Ltd.

3.1	Management information circular of the Registrant, dated May 15, 2013, in respect of the annual general and special meeting of the shareholders of the Registrant to be held on June 26, 2013*

3.2	Unaudited interim condensed consolidated financial statements of the Registrant, dated May 14, 2013, for the three months ended March 31, 2013*

3.3	Management discussion and analysis of financial condition and results of operations of the Registrant, dated May 14, 2013, for the three months ended March 31, 2013*

3.4	Annual information form of the Registrant, dated March 27, 2013, for the year ended December 31, 2012*

3.5	Audited consolidated financial statements of the Registrant, dated February 20, 2013, for the year ended December 31, 2012, together with the notes thereto and the auditors’ report thereon*

3.6	Management discussion and analysis of financial condition and results of operations of the Registrant, dated February 20, 2013, for the year ended December 31, 2012*

5.1	Consent of Deloitte LLP*

5.2	Consent of Stikeman Elliott LLP*

5.3	Consent of Milbank, Tweed, Hadley & McCloy LLP*

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5.4	Consent of AMC Mining Consultants (Canada) Ltd.*

5.5	Consent of Paul Chawrun*

5.6	Consent of Julia Martin*

5.7	Consent of Stephen Mlot*

5.8	Consent of Alan Riles*

5.9	Consent of Koger Valuations Inc.

*                 Previously filed with the Registration Statement filed with the SEC on June 20, 2013.

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PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.                                                         Undertakings

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in said securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer.  Such information shall be set forth in amendments to this Form.

Item 2.                                                         Consent to Service of Process

(a)                                 The Registrant has filed with the SEC a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of this Registration Statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 3rd day of September, 2013.

TERANGA GOLD CORPORATION

By:	/s/ Richard S. Young

Richard S. Young
President and Chief Executive Officer

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Pursuant to the requirements of the Securities Act, this Amendment No. 2 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard S. Young	/s/ Navin Dyal*
Richard S. Young President and Chief Executive Officer Dated: September 3, 2013	Navin Dyal Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Alan R. Hill*	/s/ Christopher R. Lattanzi *
Alan R. Hill, Executive Chairman	Christopher R. Lattanzi, Director

/s/ Frank Wheatley*	/s/ Alan R. Thomas *
Frank Wheatley, Director	Alan R. Thomas, Director

*By:	/s/ Richard S. Young
Richard S. Young President and Chief Executive Officer Attorney-in-fact for persons indicated Dated: September 3, 2013

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AUTHORIZED REPRESENTATIVE

IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that he is the duly authorized United States representative of Teranga Gold Corporation and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of Delaware, on this 3rd day of September, 2013.

PUGLISI & ASSOCIATES
(Authorized U.S. Representative)

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates

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